SERIES B PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES B PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of [EFFECTIVE DATE] by and among EndoSound, Inc., a Delaware corporation (the "**Company**"), and [ENTITY NAME] (the "**Purchaser**").

The parties hereby agree as follows:

1. Purchase and Sale of Preferred Stock.

1.1 Sale and Issuance of Preferred Stock.

(a) The Company shall have adopted and filed with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the Amended and Restated Certificate of Incorporation in the form of Exhibit B attached to this Agreement (the "**Restated Certificate**").

(b) Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase, and the Company agrees to sell and issue to each Purchaser, at the applicable Closing (as defined below) that number of shares of Series B-1 Preferred Stock and B-2 Preferred stock, $0.00001 par value per share (collectively, the "**Series B Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A with respect to such Closing, at a purchase price of $1.2634 per share with respect to the shares of Series B-2 Preferred Stock being issued in a Closing for new-money invest, or, as applicable, a purchase price of $1.0107 per share with respect to the shares of Series B-1 Preferred Stock being issued in the Initial Closing pursuant to any cancellation or conversion of Convertible Securities (as defined below) as set forth in Section 1.3 below, subject to adjustment of such per share amounts for stock splits, stock combinations, stock dividends, and the like that occur between the date of this Agreement and the applicable Closing (as defined below). The shares of Series B Preferred Stock issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the "**Shares**." In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

1.2 Closings; Delivery.

(a) Initial Closing. The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, on the date of this Agreement at such time as is mutually agreed upon, orally or in writing, by the Company and the Purchasers (the consummation of such purchase and sale being designated as the "**Initial Closing**").

(b) Additional Closings. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, any unsold Shares (the "**Additional Shares**"), to one or more purchasers (the "**Additional Purchasers**") in any number of Closings (each an "**Additional Closing**"), provided that each Additional Purchaser becomes a party to the Investors' Rights Agreement, the Voting Agreement, and the Right of First Refusal and Co-Sale Agreement, each as defined below, by executing and delivering a counterpart signature page to each of such Transaction Agreements or joinder agreements. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

(c) Closing Deliverables. At each Closing, the Company shall deliver to each Purchaser a notice of issuance of uncertificated shares (and may, upon written request by such Purchaser, issue and deliver a certificate) the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account

designated by the Company, by cancellation or conversion of indebtedness or other convertible securities of the Company to Purchaser, including interest, or by any combination of such methods.

1.3 Conversion and Termination of Convertible Securities.

(a) By executing and delivering this Agreement, each Purchaser holding one or more simple agreements for future equity and/or convertible notes issued by the Company prior to the date of this Agreement (each, regardless of whether held by a Purchaser or not, a "**Convertible Security**" and, collectively, regardless of whether held by a Purchaser or not, the "**Convertible Securities**") hereby irrevocably agrees that:

(i) The aggregate face amount of all Convertible Securities held by such Purchaser is set forth on Exhibit A under the column heading "Convertible Securities";

(ii) Such Purchaser is the sole owner of all right, title and interest in and to the Convertible Securities corresponding to the amounts shown opposite such Purchaser's name on Exhibit A;

(iii) At the Initial Closing, all of such Purchaser's Convertible Securities will automatically and without any action on the part of such Purchaser convert into the number of shares of Series B-1 Preferred Stock set forth opposite such Purchaser's name under the column heading "Convertible Security Shares" on Exhibit A (as to any Purchaser, such shares being such Purchaser's "**Convertible Security Shares**"), regardless of whether any such Convertible Securities or an affidavit of loss therefor is actually delivered in original or other form to the Company, and any original Convertible Securities held by (or delivered (electronically or otherwise) to) the Company may be cancelled (and marked cancelled) by the Company upon or following the Initial Closing; and

(iv) As to such Purchaser, such Purchaser's Convertible Security Shares are issued in full and complete discharge and satisfaction of all obligations of the Company (including outstanding principal, interest or any other amounts) under such Purchaser's Convertible Securities, and such Convertible Securities will be terminated and of no further force or effect automatically immediately upon the Initial Closing.

(b) The Company and its Affiliates and agents shall be entitled to deduct and withhold from the amounts deliverable pursuant to Purchaser's Convertible Securities (including any Convertible Security Shares otherwise issuable with respect thereto) such amounts, if any, as are required to be deducted and withheld under the Code or any other applicable tax law. To the extent that amounts are so deducted and withheld and duly paid over to the appropriate tax authority, such withheld amounts shall be treated for all purposes of the Transaction Agreements as having been delivered to the person in respect of whom such deduction and withholding was made. Each person holding Convertible Securities shall, upon request, use its commercially reasonable efforts to provide the applicable withholding agent with all necessary tax forms, including a duly executed IRS Form W-9 or appropriate version of IRS Form W-8, as applicable. Prior to withholding any amounts pursuant to this Section 1.3(b), the Company (and its Affiliates and agents) shall use commercially reasonable efforts to notify Purchaser, and the Company and Purchaser shall cooperate in good faith to reduce or eliminate any such withholding.

(c) The Company and each Purchaser holding a Convertible Security hereby agree, on behalf of themselves and all holders of Convertible Securities, that all Convertible Securities hereby are and will be deemed for all purposes to have been amended and modified by virtue hereof to the full extent necessary to permit and facilitate their conversion as provided in this Agreement into Convertible Security Shares, to fix the conversion price (as defined therein) at $1.0107 per share, and, immediately upon the Initial Closing, all Convertible Securities shall be deemed terminated in full and null, void and of no further

force or effect; provided that the foregoing will not impair the right of the holder of a Convertible Security to receive the applicable number of Convertible Security Shares shown opposite such holder's name on Exhibit A-1.

1.4 Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(b) "**Board of Directors**" means the Company's Board of Directors.

(c) "**Code**" means the Internal Revenue Code of 1986, as amended.

(d) "**Company Intellectual Property**" means all Intellectual Property Rights that are owned, purported to be owned by, or in-licensed to the Company, or used by the Company in the conduct of the Company's business as now conducted.

(e) "**Company-Controlled Intellectual Property**" means (i) Intellectual Property Rights owned or purported to be owned by the Company and (ii) Intellectual Property Rights exclusively in-licensed to the Company.

(f) "**GAAP**" means generally accepted accounting principles in the United States, applied on a consistent basis throughout the periods indicated.

(g) "**Indemnification Agreement**" means the agreement between the Company and members of the Board of Directors requesting one, in the form of Exhibit D attached to this Agreement.

(h) "**Intellectual Property Rights**" means all intellectual property rights, whether registered or unregistered, that are recognized in any jurisdiction of the world, including such rights in patents, utility models, trademarks and tradenames, copyrights, trade secrets, and domain names (and any registrations of or applications to register any of the foregoing).

(i) "**Investors' Rights Agreement**" means the agreement among the Company and the Purchasers and certain other stockholders of the Company dated as of the date of the Initial Closing, in the form of Exhibit E attached to this Agreement.

(j) "**Knowledge**" including the phrase "**to the Company's knowledge**" means the Knowledge Parties' actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of the individual's duties in the ordinary course. Additionally, for purposes of Section 2, the Company shall be deemed to have "knowledge" of a patent right only if the Company has actual knowledge of the patent right.

(k) "**Knowledge Parties**" means the Officers.

(l) "**Management Rights Letter**" means the agreement between the Company and Purchasers needing one, in substantially the form of Exhibit F attached to this Agreement, dated as of the date of the applicable Closing.

(m) "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

(n) "**Officer**" means the Chief Executive Officer, President, Chief Financial Officer, and any other person who reports directly to the Board of Directors or the Chief Executive Officer.

(o) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(p) "**Requisite Purchasers**" means Purchasers holding a majority of the Shares issued pursuant to this Agreement.

(q) "**Right of First Refusal and Co-Sale Agreement**" means the agreement among the Company, the Purchasers, and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit G attached to this Agreement.

(r) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(s) "**Side Letters**" means the letter agreements listed in Section 2.10(a)(iii) of the Disclosure Schedule.

(t) "**Transaction Agreements**" means this Agreement, the Investors' Rights Agreement, the Management Rights Letters, the Right of First Refusal and Co-Sale Agreement, and the Voting Agreement.

(u) "**Voting Agreement**" means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit H attached to this Agreement.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit C to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this Section 2, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 2 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2 Capitalization.

(a) The authorized capital of the Company consists, immediately prior to the Initial Closing, of:

(i) 30,000,000 shares of common stock, $0.00001 par value per share (the "**Common Stock**"), 8,892,830 shares of which are issued and outstanding.

(ii) 13,849,366 shares of preferred stock, $0.00001 par value per share (the "**Preferred Stock**"), of which (a) 1,950,898 shares have been designated Series Seed-1 Preferred Stock, all of which are issued and outstanding, (b) 3,898,468 shares have been designated Series A Preferred Stock, all of which are issued and outstanding, (c) 4,000,000 shares have been designated Series B-1 Preferred Stock, none of which are issued and outstanding, and (d) 4,000,000 shares have been designated Series B-2 Preferred Stock, none of which are issued and outstanding. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law (the "**DGCL**"). The Company has issued Convertible Securities that will convert into shares of Series B Preferred Stock as of the Initial Closing as set forth under the column heading "Convertible Security Shares" on Exhibit A and Exhibit A-1. Each share of Preferred Stock outstanding as of immediately prior to the Initial Closing will be convertible into one share of Common Stock as of immediately after the Initial Closing.

(iii) All of the outstanding shares of capital stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(b) The Company has reserved 5,713,415 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2020 Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders (the "**Stock Plan**"). Of such reserved shares of Common Stock, (i) 166,312 shares have been issued pursuant to restricted stock purchase agreements and/or the exercise of options and are currently outstanding (and included as outstanding in Section 2.2(a)(i) above), (ii) options to purchase 4,221,279 shares have been granted and are currently outstanding, and (iii) 1,325,824 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan, all of which remain uncommitted and unallocated. The Company has furnished to the Purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

(c) Except for (A) the conversion privileges of the Shares to be issued under this Agreement, (B) the rights provided in Section 4 of the Investors' Rights Agreement, and (C) the securities and rights described in Sections 2.2(a)(ii) and 2.2(b) of this Agreement and Section 2.2(c) of the Disclosure Schedule, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Preferred Stock. All outstanding shares of Common Stock and all shares of Common Stock underlying outstanding options are subject to (i) a right of first refusal in favor of the Company upon any proposed transfer (other than transfers for estate planning purposes); and (ii) a lock-up or market standoff agreement of not less than 180 days following the Company's initial public offering pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act.

2.3 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or

other business entity (each, a "**subsidiary**"). The Company is not a participant in any joint venture, partnership or similar arrangement.Authorization. All corporate action required to be taken by the Board of Directors and the Company's stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the applicable Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to the applicable Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the applicable Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the applicable Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement and the Indemnification Agreement may be limited by applicable federal or state securities laws.

2.5 Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in Section 2.6 below, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and in the Voting Agreement, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

2.6 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate, which will have been filed as of the Initial Closing, and (ii) filings pursuant to applicable securities laws, which have been made or will be made in a timely manner.

2.7 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company's knowledge, currently threatened (i) against the Company or any Officer or director of the Company arising out of their employment or Board of Directors relationship with the Company; (ii) to the Company's knowledge, that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its Officers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of Officers or directors, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation,

actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

2.8 Intellectual Property.

(a) The Company owns, possesses, has developed, or has acquired on commercially reasonable terms, legal rights to all Company Intellectual Property sufficient to carry out its business as now conducted; provided that the foregoing representation is made to the Company's knowledge.

(b) No past or current product or service or activity of the Company has infringed or violated, or infringes or otherwise violates any Intellectual Property Rights of a third Person; provided that the foregoing representation is made to the Company's knowledge.

(c) To the Company's knowledge, by conducting the Company's business as currently conducted or as presently proposed, the Company would not infringe or violate any of the Intellectual Property Rights of a third Person. The Company has not received any unsolicited offers to license any Intellectual Property Rights from any third Person.

(d) To the Company's knowledge, no third Person is presently infringing any Company-Controlled Intellectual Property in a way that is expected to have a Material Adverse Effect.

(e) Other than pursuant to: (i) standard end-user license or services agreements for the Company's products and services on substantially the Company's standard forms made available to the Purchasers; (ii) customary nondisclosure agreements entered into by the Company in the ordinary course of business (that do not include any terms (w) granting the right to use residuals, (x) assigning Intellectual Property Rights, (y) granting express license rights, or (z) constituting a covenant not to assert Intellectual Property Rights); (iii) nonexclusive feedback licenses and nonexclusive licenses to use trademarks, in each case that are incidental to the subject matter of the applicable agreement in which they are incorporated; and (iv) licenses to a service provider solely for the purpose of allowing such service provider to provide services to the Company (collectively, "**Standard Outbound Agreements**"), the Company has not granted to a third Person any options, licenses, covenants not to assert, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company-Controlled Intellectual Property that are material to the Company's business as now conducted.

(f) Other than pursuant to: (i) standard license or services agreements for commercially available software products and cloud services non-exclusively licensed to Company under standard terms; (ii) backup licenses from employees and contractors granted in connection with providing services to the Company; (iii) licenses to Open Source Software; (iv) customary nondisclosure agreements entered into by the Company in the ordinary course of business that do not include any terms (w) granting the right to use residuals, (x) assigning Intellectual Property Rights, (y) granting express license rights, or (z) constituting a covenant not to assert Intellectual Property Rights; (v) nonexclusive feedback licenses and nonexclusive licenses to use trademarks, in each case that are incidental to the subject matter of the applicable agreement in which they are incorporated; and (vi) licenses to the Company solely for the purpose of enabling the Company to provide services to the licensor (collectively, "**Standard Inbound Agreements**"), the Company is not bound by or a party to any options, licenses, covenants not to assert or other grants or agreements of any kind with respect to Intellectual Property Rights of any third Person that are material to the Company's business as now conducted.

(g) The Company has taken commercially reasonable measures to maintain and protect all confidential information and trade secrets of the Company that the Company intended to maintain as confidential or a trade secret. To the Company's knowledge, except as would not reasonably be expected to result in a Material Adverse Effect, there has been no unlawful, accidental or unauthorized access to or use or disclosure of any confidential information and trade secrets of the Company that the Company intended to maintain as confidential or a trade secret.

(h) (i) Each current and former employee of the Company has assigned to the Company all Intellectual Property Rights that such employee has solely or jointly conceived, reduced to practice, developed, or made during the period of employment with the Company that: (A) relate, at the time of conception, reduction to practice, development, or making of such Intellectual Property Right, to the Company's business as then conducted or as then proposed to be conducted; (B) were developed on any amount of the Company's time or with the use of any of the Company's equipment, supplies, facilities or information; or (C) resulted from such individual's performance of services for the Company. (ii) Each current and former consultant of the Company who was involved in the development of any material Intellectual Property Rights for the Company or that are otherwise owned or purported to be owned by the Company has assigned to the Company all Intellectual Property Rights that such consultant has solely or jointly conceived, reduced to practice, developed, or made during the period of its consulting relationship with the Company that resulted from such consultant's performance of services for the Company. (iii) Each such employee and consultant has executed an agreement with the Company regarding confidentiality and proprietary information, and assignment of Intellectual Property Rights developed by or for the Company, substantially in the form or forms made available to the Purchasers or their respective counsel (the "**Confidential Information Agreements**"). (iv) No such employee or consultant has excluded Intellectual Property Rights from the assignment of Intellectual Property Rights pursuant to such Person's Confidential Information Agreement, which excluded Intellectual Property Rights would be material to the Company in the conduct of the Company's business as now conducted or currently proposed to be conducted. (v) The Company is not aware that any current or former employee or consultant is in violation of any Confidential Information Agreement.

(i) The Company has not embedded, used, linked or distributed any open source, software, technologies or other materials that are licensed or distributed under any license arrangement or other distribution model qualifying for the "Open Source" definition promulgated by the Open Source Initiative at www.opensource.org/osd or any other public domain or "community" (or similar) materials (collectively "**Open Source Software**") in connection with any of its products or services or proprietary materials in any manner that requires, or purports to require, (i) any material software code owned or authored by or on behalf of the Company ("**Company Code**") to be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any such Company Code; (iii) the grant to any third Person of any rights or immunities under material Company-Controlled Intellectual Property; or (iv) any other material limitation, restriction or condition on the right of the Company with respect to its use or distribution of any material Company-Controlled Intellectual Property (other than attribution, warranty and liability disclaimer, and notice delivery conditions). The Company is in material compliance with all licenses for Open Source Software that it embeds, links to, uses or distributes.

(j) No government funding, facilities of a university, college, hospital, foundation, other educational institution or research center, or other funding from third Persons provided specifically for research and development was used in the development of any Company-Controlled Intellectual Property in a manner that has resulted in such entity retaining any claim of ownership or right to use any such Company-Controlled Intellectual Property. To the Company's knowledge, no Person who was involved in, or who contributed to, the creation or development of any Company-Controlled Intellectual Property, has performed services for the government, university, college, hospital, foundation, or other

educational institution or research center in a manner that would affect Company's rights in the Company-Controlled Intellectual Property.

2.9 Compliance with Other Instruments. The Company is not in violation or default (a) of any provisions of its Certificate of Incorporation or Bylaws; (b) in any material respect of any instrument, judgment, order, writ or decree; (c) in any material respect under any note, indenture or mortgage; (d) in any material respect under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule; or (e) of any provision of any federal or state statute, rule or regulation applicable to the Company the violation of which would have a Material Adverse Effect. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 Agreements; Actions.

(a) Except for the Transaction Agreements, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $100,000.00 (other than employment agreements and offer letters); (ii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products; or (iii) any "most favored" provisions, Board of Directors observer rights, or other side letter agreements not otherwise disclosed pursuant to any other representation.

(b) The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $50,000.00 or in excess of $250,000.00 in the aggregate other than the Convertible Securities, (iii) made any loans or advances to any Person, other than ordinary advances for business expenses, or (iv) sold, exchanged or otherwise disposed of any material portion of its assets or rights, other than in the ordinary course of business. For the purposes of (a) and (b) of this Section 2.10, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

(c) The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

2.11 Certain Transactions.

(a) Other than (i) standard employee benefits generally made available to all employees, standard employee offer letters and Confidential Information Agreements; (ii) standard director and officer indemnification agreements approved by the Board of Directors; (iii) the purchase of shares of the Company's capital stock and the issuance of options to purchase shares of the Company's Common Stock, in each instance, approved in the written minutes of the Board of Directors (previously made available to the Purchasers or their respective counsel); and (iv) the Transaction Agreements, there are no

agreements, understandings or proposed transactions between the Company and any of its Officers or directors, or any Affiliate thereof.

(b) The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees or consultants, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company or, to the Company's knowledge, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with the Company or any of the Company's customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers, employees or stockholders of the Company may own stock in (but not exceeding 2% of the outstanding capital stock of) publicly traded companies that may compete with the Company; or (iii) financial interest in any material contract with the Company.

2.12 Rights of Registration and Voting Rights. Except as provided in the Investors' Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, except as contemplated in the Voting Agreement, no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.Tangible and Real Property. The tangible and real property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the tangible and real property and assets it leases, the Company is in compliance with such leases and holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property. Financial Statements; Liabilities. The Company has delivered to each Purchaser its audited financial statements (including balance sheet, income statement and statement of cash flows) as of and for the fiscal year ended December 31, 2024 and its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of December 31, 2026 (the "**Balance Sheet Date**") and for the twelve-month period ended on the Balance Sheet Date (collectively, the "**Financial Statements**"). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by GAAP. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the Balance Sheet Date; (ii) obligations under contracts and commitments incurred in the ordinary course of business; and (iii) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. Changes. Since the Balance Sheet Date, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect;

(c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect;

(e) any material change to a material contract or agreement by which the Company or any of its assets is bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(g) any resignation or termination of employment of any Officer;

(h) any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets;

(i) any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j) any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(k) any sale, assignment or transfer by the Company of any Company-Controlled Intellectual Property that could reasonably be expected to result in a Material Adverse Effect;

(l) receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

(m) any other event or condition of any character, other than events affecting the economy or the Company's industry generally, that could reasonably be expected to result in a Material Adverse Effect; or

(n) any arrangement or commitment by the Company to do any of the things described in this Section 2.15.

2.16 Employee Matters.To the Company's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. Neither the execution or delivery of the Transaction Agreements, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted and as presently proposed to be conducted, will, to the Company's knowledge, conflict with or

result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(b) The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it prior to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(c) To the Company's knowledge, no Officer intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an employee. The Company does not have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth in Section 2.16(c)(i) of the Disclosure Schedule or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Section 2.16(c)(ii) of the Disclosure Schedule, the Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(d) The Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of (or actions taken by unanimous written consent by) the Board of Directors.

(e) Each former officer or other employee who reported to the Chief Executive Officer, Chief Financial Officer, or Board of Directors has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(f) Section 2.16(f) of the Disclosure Schedule sets forth each employee benefit plan maintained, established or sponsored by the Company, or which the Company participates in or contributes to, which is subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"). The Company has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.

(g) To the Company's knowledge, none of the Officers or directors of the Company has been (i) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for such person's business or property; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining such person from engaging, or otherwise imposing limits or conditions on such person's engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities, commodities, or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

2.17 Tax Returns and Payments. There are no income or other material taxes due and payable by the Company that have not been timely paid and no material withholding taxes required to be withheld by the Company that have not been withheld and timely paid over to the appropriate governmental agency. There have been no examinations or audits with respect to any taxes or tax returns of the Company, by any applicable federal, state, county, local or foreign governmental agency, and the Company has not received written notice of an intent to commence any such examination or audit that remains outstanding. The Company has duly and timely filed all income or other material tax returns required to have been filed by it, and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.18 Insurance. The Company has commercially reasonable insurance given the Company's business operations.

2.19 Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.20 Corporate Documents. The Certificate of Incorporation and Bylaws of the Company as of the date of this Agreement are in the form made available to the Purchasers. The copy of the minute books of the Company made available to the Purchasers contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders.

2.21 Real Property Holding Corporation. The Company is not now and has never been a "United States real property holding corporation" as defined in the Code and any applicable regulations promulgated thereunder. The Company has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under such regulations.

2.22 Qualified Small Business Stock. As of and immediately following the Initial Closing: (i) the Company will be an eligible corporation as defined in Section 1202(e)(4) of the Code, (ii) the Company will not have made purchases of its own stock described in Code Section 1202(c)(3)(B) during the one-year period preceding the Initial Closing, except for purchases that are disregarded for such purposes under Treasury Regulation Section 1.1202-2, and (iii) the Company's aggregate gross assets, as defined by Code Section 1202(d)(2), at no time between its incorporation and through the Initial Closing have exceeded $75 million, taking into account the assets of any corporations required to be aggregated with the Company in accordance with Code Section 1202(d)(3); provided, however, that in no event shall the Company be liable to the Purchasers or any other party for any damages arising from any subsequently proven or identified error in the Company's determination with respect to the applicability or interpretation of Code Section 1202, unless such determination shall have been given by the Company in a manner either grossly negligent or fraudulent. Foreign Corrupt Practices Act. To the Company's knowledge, none of the Company or its subsidiaries, nor any of their directors, officers, employees or agents (in each case, while acting in such capacities), have directly or indirectly made, offered, promised, or authorized any payment or gift of any money or anything of value to or for the benefit of any "foreign official" (as defined in the U.S. Foreign Corrupt Practices Act (the "**FCPA**")), foreign political party or official thereof or candidate for foreign political office (each, a "**Government Official**") for the purpose of (i) influencing any official act or decision of such Government Official, (ii) inducing such Government Official to do or omit to do any act in violation of their lawful duty, (iii) inducing such Government Official to use their influence to affect any act or decision of a governmental authority, or (iv) securing any improper advantage, in the case of (i)-(iv) above in order to assist the Company or its subsidiaries in obtaining or retaining business for or with, or directing business to, any person. Neither the Company nor its subsidiaries, nor any of their directors,

officers, employees or, to the Company's knowledge, agents (in each case, while acting in such capacities), have made or authorized any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment of funds or received or retained any funds in violation of any applicable Anti-Corruption Law (as defined below). The Company represents that it has maintained, and has caused its subsidiaries to maintain, systems of internal controls (accounting systems, purchasing systems and billing systems) reasonably designed to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law (collectively, "**Anti-Corruption Laws**"), and reasonably designed to ensure that all books and records of the Company accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither the Company nor, to the Company's knowledge, any of its officers, directors, or employees, are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to appliable Anti-Corruption Laws ("**Enforcement Action**").

2.24 Export Control Laws. The Company has conducted any export transactions in compliance in all material respects with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and the export control laws and regulations of any other applicable jurisdiction (collectively, "**Export Control Laws**"). Without limiting the foregoing: (a) the Company has obtained all required export licenses and other approvals and timely filed any other required filings to the extent required pursuant to Export Control Laws; (b) the Company is in compliance in all material respects with the terms of all applicable export licenses, filing requirements or other approvals; (c) there are no pending or, to the Company's knowledge, threatened claims or investigations against the Company with respect to Export Control Laws; and (d) to the Company's knowledge, there are no actions, conditions, or circumstances pertaining to the Company's export transactions that would reasonably be expected to give rise to any material future claims.

2.25 Healthcare Laws. The Company is and has been in material compliance with all applicable Healthcare Laws. "**Healthcare Laws**" means all applicable federal, state, or local health care laws, each as amended, relating to the regulation of the Company, including but not limited to laws regarding fraud and abuse; kickbacks; self-referrals; fee-splitting; the operation of healthcare provider networks or risk bearing entities; beneficiary inducement, false claims, false billing, false coding, reimbursement, and reassignment; record retention; healthcare professional or entity licensure, qualifications, accreditations, or scope of practice requirements, including the practice of telehealth and healthcare professional supervision; the corporate practice of a learned or licensed healthcare profession; health information privacy laws, including those relating to mental health and substance abuse, including the Health Insurance Portability and Accountability Act of 1996; and all applicable implementing regulations, rules, ordinances, and orders related to any of the foregoing.

2.26 CFIUS Representations. The Company does not engage in (a) the design, fabrication, development, testing, production or manufacture of one or more "critical technologies" within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "**DPA**"); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of "covered investment critical infrastructure" within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of "sensitive personal data" of U.S. citizens within the meaning of the DPA. The Company has no current intention of engaging in such activities in the future.

2.27 FDA Regulations. The Company is and has been in material compliance with all applicable laws administered or issued by the U.S. Food and Drug Administration ("**FDA**") or any other governmental entity or any institutional review board or comparable authority, including (without limitation) the Federal Food, Drug, and Cosmetic Act and all other applicable laws regarding developing, testing, manufacturing, complaint handling, adverse event or medical device reporting, marketing, distributing or promoting the

products of the Company.Not a Covered Outbound Investment. (a) The Company either is (i) not a "person of a country of concern"; or (ii) not engaged in any "covered activity," as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time (the "**Outbound Investment Security Program**"). (b) The Company has no intention of becoming a "person of a country of concern" that engages in any "covered activity." (c) The Company is not, and does not intend to become, a person that directly or indirectly holds a board seat or a voting or equity interest in, or any contractual power to direct or cause the direction of the management of policies of, any "covered foreign person" as defined in the Outbound Investment Security Program.

2.29 Data Security Program. The Company is not a "covered person" as defined in Executive Order 14117 and rules and regulations issued thereunder, including 28 C.F.R. Part 202, as implemented or amended from time to time (the "**DSP**"). Since April 8, 2025, the Company has not knowingly engaged in or directed any "covered data transaction" as that term is defined in the DSP, except in compliance with the DSP. The Company maintains policies and procedures reasonably designed to promote compliance with the DSP.Disclosure. The Company has made available to the Purchasers all the information that the Purchasers have requested for deciding whether to acquire the Shares, including certain of the Company's projections describing its proposed business plan (the "**Business Plan**"). No representation or warranty of the Company contained in this Agreement, as qualified by the Disclosure Schedule, and no certificate furnished or to be furnished to Purchasers at the Closing contains any untrue statement of a material fact or, to the Company's knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. The Business Plan was prepared in good faith; however, the Company does not warrant that it will achieve any results projected in the Business Plan. It is understood that this representation is qualified by the fact that the Company has not delivered to the Purchasers, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities.Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1 Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares.

3.3 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management and has had an opportunity to review the Company's facilities. The foregoing,

however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(a) Any legend set forth in, or required by, the other Transaction Agreements.

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7 Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.8 Sanctions. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners, is a Sanctioned Party.

3.9 Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.10 Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on the Purchaser's signature page or Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which it has its principal place of business is identified in the address or addresses of the Purchaser set forth on the Purchaser's signature page or Exhibit A.

4. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the applicable Closing, of each of the following conditions, unless otherwise waived by Purchasers purchasing a majority of the Shares in such Closing, in their sole discretion:

4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2, as modified by the Disclosure Schedule, shall be true and correct in all respects as of the Initial Closing.

4.2 Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company in all respects on or before the Initial Closing.

4.3 Qualifications. Except for any notices required or permitted to be filed with certain federal and state securities commissions after the applicable Closing, all authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the applicable Closing.

4.4 Indemnification Agreement. The Company shall have executed and delivered the Indemnification Agreements.

4.5 Investors' Rights Agreement. The Company and each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) and the other stockholders of the Company named as parties thereto shall have executed and delivered the Investors' Rights Agreement.

4.6 Right of First Refusal and Co-Sale Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

4.7 Voting Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.8 Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Initial Closing, which shall continue to be in full force and effect as of the Initial Closing.

4.9 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Initial Closing and all documents incidental thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its respective counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

4.10 Management Rights. A Management Rights Letter shall have been executed by the Company and delivered to each Purchaser to whom it is addressed.

5. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived by the Company in its sole discretion:

5.1 Representations and Warranties. The representations and warranties of each Purchaser purchasing Shares in such Closing contained in Section 3 shall be true and correct in all respects as of the applicable Closing.

5.2 Performance. The Purchasers purchasing Shares in such Closing shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the applicable Closing.

5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4 Investors' Rights Agreement. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

5.5 Right of First Refusal and Co-Sale Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

5.6 Voting Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

6. Miscellaneous.

6.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by

any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Free Vector Law Group PC, 90 E. Fieldview Circle, Bozeman, MT 59715, Attn: Daren Nitz, daren@freevectoradvisors.com. If notice is given to any Purchaser, a copy (which copy shall not constitute notice) shall also be sent to any "cc" address noted on Exhibit A for such Purchaser.

(b) Consent to Electronic Notice. Each Purchaser consents to the delivery of any stockholder notice pursuant to the DGCL, as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the e-mail address set forth below such Purchaser's name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party agrees to promptly notify the other parties of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

6.7 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8 Fees and Expenses. Each party shall pay its own fees and expenses.

6.9 Costs of Enforcement. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.10 Amendments and Waivers. Except as otherwise specifically set forth in this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least a majority of the then-outstanding Shares; provided, however, that any provision of this Agreement may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing or anything herein to the contrary, no amendment, termination or waiver of any provision of this Agreement effected without the consent of a Purchaser shall be effective against such Purchaser unless such amendment, termination, or waiver applies to all Purchasers in the same fashion. The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto; provided that the failure to provide such notice shall not invalidate any amendment, termination or waiver hereunder. Any amendment or waiver effected in accordance with this Section 6.10 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.11 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements and any Side Letters constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled. Termination of Closing Obligations. Each Purchaser shall have the right to terminate its obligations to complete the Initial Closing or any subsequent Closing, as the case may be, if prior to the occurrence thereof, any of the following occurs:

(a) the Company consummates a Deemed Liquidation Event (as defined in the Restated Certificate);

(b) the closing of an initial public offering of the Company, in which case the Purchasers may terminate their obligations hereunder immediately prior to, or contingent upon, such closing; or

(c) the Company (i) applies for or consents to the appointment of a receiver, trustee, custodian or liquidator of itself or substantially all of its property, (ii) becomes subject to the appointment of a receiver, trustee, custodian or liquidator of itself or substantially all of its property, (iii) makes an assignment for the benefit of creditors, (iv) institutes any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or files a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or files an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (v) becomes subject to any involuntary proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, when proceeding is not dismissed within 30 days of filing, or have an order for relief entered against it in any proceedings under the United States Bankruptcy Code.

6.15 Dispute Resolution.

(a) The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any state court of Delaware having subject matter jurisdiction.

(c) WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.16 No Commitment for Additional Financing. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Purchaser or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

EndoSound Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

SCHEDULE OF PURCHASERS

Name and Address of Purchaser	Invested in Convertible Securities ($)	Convertible Security Shares	Total Cash Purchase Price ($)	Shares Purchased by Cash	Total Shares

EXHIBIT B

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ENDOSOUND, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

EndoSound, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is EndoSound, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 21, 2020.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is EndoSound, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 300 Creek View Road Suite 209, in the City of Newark, County of New Castle, DE 19711 The name of its registered agent at such address is Universal Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 43,849,366. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 30,000,000 shares of authorized Common Stock, $0.00001 par value per share ("**Common Stock**"), and 13,849,366 shares of authorized Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"), (i) 1,950,898 shares of which are hereby designated as "**Series Seed-1 Preferred Stock**", (ii) 3,898,468 shares of which are hereby designated as "**Series A Preferred Stock**", (iii) 4,000,000 shares of which are hereby designated as "**Series B-1 Preferred Stock,**" and (iv) 4,000,000 shares of which are hereby designated as "**Series B-2 Preferred Stock.**"

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series A Preferred Stock.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section **Error! Reference source not found.** shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean, with respect to the Series Seed-1 Preferred Stock, $0.90 per share, with respect to the Series A Preferred Stock, $1.311 per share, with respect to the Series B-1 Preferred

Stock, $1.0107 per share, and with respect to the Series B-2 Preferred Stock, $1.2634 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the greater of (i) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer of the Corporation, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer of the Corporation, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer of the Corporation, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer of the Corporation, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer of the Corporation, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer of the Corporation, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, transfer of the Corporation, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Notwithstanding anything in Section 2.3.1 to the contrary, in no event shall the sale and issuance by the Corporation of Preferred Stock in a bona fide equity financing of the Corporation, in and of itself, be a Deemed Liquidation Event.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event

or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**") on the 150th day after such Deemed Liquidation Event (the "**DLE Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount; provided, that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section 2.3.2, the Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

(iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors, including the approval of at least one Preferred Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors.

(a) (i) At all times when at least 3,450,000 shares of Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock), (x) the holders of record of the shares of Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis, shall be entitled to elect two (2) directors of the Corporation (the "**Preferred Directors**"); and (y) the holders of record of the shares of Common Stock, exclusively and voting together as a separate class, shall be entitled to elect two (2) directors of the Corporation; and (ii) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation (the "**At-Large Directors**"). Notwithstanding the foregoing, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock.

(b) Any director elected as provided in Section 3.2(a)(i) or Section 3.2(a)(ii) or appointed by the last sentence of Section 3.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(c)

(i) If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a

sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 3.2(a) (and to the extent any of such directorships is not otherwise filled by a director appointed in accordance with the last sentence of Section 3.2(a)), then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, fill such directorship in accordance with Section 3.2(a).

(ii) A vacancy in any At-Large Director seat can be filled by either (A) the vote or written consent in lieu of a meeting of the stockholders entitled to elect the At-Large Directors, or (B) the vote or written consent in lieu of a meeting of all remaining director(s) elected by the stockholders entitled to elect the At-Large Directors.

(d) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(e) For purposes of this Certificate of Incorporation, "**Requisite Directors**" means the Board of Directors including at least one of the Preferred Directors then seated.

3.3 Preferred Stock Protective Provisions. At any time when at least 3,450,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer of the Corporation, continuance, reorganization, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, and any such act or transaction that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event;

3.3.2 amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock (or any series thereof);

3.3.3 effect any merger, consolidation, reorganization, statutory conversion, transfer of the Corporation, domestication, or continuance (other than a Deemed Liquidation Event) pursuant to which the holders of the Corporation's Preferred Stock immediately prior to such transaction are issued securities in such transaction in lieu of such shares of Preferred Stock that have special rights, powers and preferences that are materially less favorable than the special rights, powers and preferences of such Preferred Stock immediately prior to such transaction;

3.3.4 create any capital stock unless the same ranks junior to the Preferred Stock with respect to its special rights, powers and preferences;

3.3.5 increase or decrease the authorized number of shares of Common Stock, Preferred Stock, or any series thereof;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof and (iv) redemptions, dividends or repurchases approved by the Requisite Directors;

3.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation (or substantially wholly owned other than de minimis holdings of a second holder as may be required by non-U.S. law), or permit any subsidiary to create, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.8 increase or decrease the authorized number of directors constituting the Board of Directors, or change the number of votes entitled to be cast by any director or directors on any matter; or

3.3.9 unless otherwise approved by the Requisite Directors:

(a) unless the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would not exceed the amount already included in the annual budget approved in accordance with Section 3.3.9(f) and other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course of business, create, or issue, any debt security, create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business), or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money;

(b) (i) create or adopt any equity (or equity-linked) compensation plan; or (ii) amend any such plan to increase the number of shares authorized for issuance thereunder;

(c) unless already included in the annual budget approved in accordance with Section 3.3.9(f), make, or permit any subsidiary to make, any loan or advance to any entity or individual, including, without limitation, any employee or director of the Corporation or any subsidiary, except advances and similar expenditures in the ordinary course of business;

(d) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Corporation or any subsidiary arising in the ordinary course of business;

(e) hire, terminate, or, unless already included in the annual budget approved in accordance with Section 3.3.9(f), change the compensation of, approve or amend any stock or option awards to, or enter into any non-employment related transaction with, the Chief Executive Officer, any individual reporting directly to the Board of Directors, or executive-level individual reporting directly to the Chief Executive Officer, or any immediate family member of any such individual;

(f) approve the annual budget or any material amendment to the annual budget; or

(g) create or modify the composition or members of any committee of the Board of Directors in such a manner as does not include each Preferred Director, other than a Preferred Director excluded from such committee formed for the purpose of avoiding conflicts of interest in which such Preferred Director's inclusion would create such conflict of interest.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 4.2 below), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Preferred Stock as of the Original Issue Date shall be equal to the applicable Original Issue Price per share for such series of Preferred Stock. Such initial Conversion Price for a series of Preferred Stock, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at 5:00 p.m. Pacific time (the "**close of business**" for purposes hereof) on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share (rounded down). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation at the principal office of the Corporation that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, tender to the Corporation at its principal office (1) the certificate or certificates for such shares of Preferred Stock or (2) a stock assignment separate from certificate if such certificate or certificates are electronic (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate). If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" means all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Requisite Directors;

(iv) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved (i) prior to the Original Issue Date or (ii) by the Requisite Directors;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of

Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Requisite Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Requisite Directors;

(viii) shares of Common Stock issued in connection with a firm underwritten public offering of the Corporation's Common Stock pursuant to an effective registration statement; or

(ix) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Requisite Directors.

(b) "**Convertible Securities**" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Original Issue Date**" means the date on which the first share of the applicable series of Preferred Stock is issued.

4.4.2 No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible

Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 4.4.3(b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of

Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible

Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4, then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If at any time or from time to time after the Original Issue Date the Corporation shall effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, if such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of

business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4.8 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred

Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Sections 4.1.1 and 4.2, upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**"):

(a) (i) immediately prior to the closing of the sale of shares of Common Stock to the public at a price of at least $6.56 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the shares of Common Stock are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Requisite Directors (a "**Qualified IPO**");

(ii) immediately prior to the effectiveness of the registration statement in connection with the initial listing of the Common Stock (or other equity securities of the Corporation) on the Nasdaq Stock Market, New York Stock Exchange or another exchange or marketplace approved by the Requisite Directors by means of an effective registration statement filed by

the Corporation with the Securities and Exchange Commission, without a related underwritten offering of such Common Stock (or other equity securities) (a "**Qualified Direct Listing**"); and

(b) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock (or the applicable series thereof) shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6. Redemption. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable at the option of the holder or the Corporation.

7. Redeemed or Otherwise Acquired Shares. Unless approved by the Board of Directors and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders that would otherwise be required to amend such right, powers, preferences, and other terms and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred

Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference, or other term.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

TENTH To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase

the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, in addition to any other vote required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

THIRTEENTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

FOURTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code).

Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on April 2, 2026.

By:____________________________________
President

EXHIBIT C

DISCLOSURE SCHEDULE

This Disclosure Schedule is made and given pursuant to Section 2 of the Series B Preferred Stock Purchase Agreement, dated as of April 15, 2026 (the "**Agreement**"), by and among EndoSound, Inc. (the "**Company**") and the Purchasers listed on Exhibit A attached thereto. All capitalized terms used but not defined herein shall have the meanings as defined in the Agreement, unless otherwise provided. The section numbers below correspond to the section numbers of the representations and warranties in the Agreement; provided, however, that any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section number under the Agreement where such disclosure would be appropriate and such appropriateness is readily apparent from the face of such disclosure. Nothing in this Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant. Inclusion of any item in this Disclosure Schedule (1) does not represent a determination that such item is material or establish a standard of materiality, (2) does not represent a determination that such item did not arise in the ordinary course of business, (3) does not represent a determination that the transactions contemplated by the Agreement require the consent of third parties, and (4) shall not constitute, or be deemed to be, an admission to any third party concerning such item. This Disclosure Schedule includes brief descriptions or summaries of certain agreements and instruments. Such descriptions do not purport to be comprehensive and are qualified in their entirety by reference to the text of the documents described, true and complete copies of which have been made available to the Purchasers or their respective counsel.

Section 2.2(c) – Capitalization

- Please see attached capitalization Schedule

Section 2.10(a)(iii) – Side Letters:

- None

Section 2.16(c)(i) – Severance Payment Obligations

- None

Section 2.16(c)(ii) – Severance Policies

- The Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services

Section 2.16(f) – Employee Benefit Plans

- 2020 Equity Incentive Plan
- Group Health, Dental, Life/Accidental Death & Dismemberment (AD&D), and Long-Term Disability insurance
- 401(k) Plan. Employees are eligible to participate in the plan the next pay period following the date the eligibility requirements are met. The Company may make discretionary contributions. There were no discretionary contributions made during the years ended December 31, 2025, 2024 and 2023. Generally, employees can defer up to 100% of their compensation into the plan, not to exceed the maximum amount allowed by law.

EXHIBIT D

FORM OF INDEMNIFICATION AGREEMENT

EXHIBIT E

FORM OF INVESTORS' RIGHTS AGREEMENT

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "**Agreement**") is made as of April 15, 2026, by and among EndoSound, Inc., a Delaware corporation (the "**Company**"), and the Investors (as defined below).

RECITALS

WHEREAS, certain of the Investors (the "**Existing Investors**") hold shares of Series Seed-1 Preferred Stock, and/or Series A Preferred Stock, and/or shares of Common Stock issued upon conversion thereof and possess registration rights, information rights, rights of first offer, and other rights pursuant to that certain Investors' Rights Agreement dated as of April 24, 2023, by and among the Company and such Existing Investors (the "**Prior Agreement**");

WHEREAS, the undersigned Existing Investors are holders of a sufficient number of the securities of the Company as are required to amend the Prior Agreement, and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, the Company and certain of the Investors are parties to that certain Series B Preferred Stock Purchase Agreement of even date herewith by and among the Company and such Investors (the "**Purchase Agreement**"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by the undersigned parties.

NOW, THEREFORE, the parties agree as follows:

1. <u>Definitions</u>. For purposes of this Agreement:"**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4 "**Common Stock**" means shares of the Company's common stock, par value $0.00001 per share.

1.5 "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the Company's business, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor. Additionally, in no event shall GEO MedTech Venture Fund SCSp or its Affiliates be a Competitor hereunder.

1.6 "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party

hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.7 "**Deemed Liquidation Event**" shall have the meaning ascribed to it in the Company's Amended and Restated Certificate of Incorporation, as in effect on the date of this Agreement and regardless of the date on which such event occurs.

1.8 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.9 "**Direct Listing**" means the initial listing of the Common Stock (or other equity securities of the Company) on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors by means of an effective registration statement filed by the Company with the SEC, without a related underwritten offering of such Common Stock (or other equity securities).

1.10 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.11 "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.12 "**FOIA Party**" means a Person that, in the reasonable determination of the Board of Directors, may be subject to, and thereby required to disclose non-public information furnished by or relating to the Company under, the Freedom of Information Act, 5 U.S.C. 552 ("**FOIA**"), any state public records access law, any state or other jurisdiction's laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement.

1.13 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.14 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.15 "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.16 “**Holder**” means any holder of Registrable Securities who is a party to this Agreement.

1.17 “**Immediate Family Member**” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.18 “**Initiating Holders**” means, collectively, Holders who properly initiate a registration request under this Agreement.

1.19 “**Investors**” means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.1, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.9.

1.20 “**IPO**” means the Company’s first underwritten public offering of its Common Stock under the Securities Act.

1.21 “**Major Investor**” means any Investor that, individually or together with such Investor’s Affiliates, holds at least 380,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.22 “**New Securities**” means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.23 “**Person**” means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.24 “**Preferred Stock**” means, collectively, shares of the Company’s Series Seed-1 Preferred Stock, Series A Preferred Stock, and Series B Preferred Stock.

1.25 “**Registrable Securities**” means the Common Stock issuable or issued upon conversion of the Preferred Stock and any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Preferred Stock.

1.26 “**Registrable Securities then outstanding**” means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.27 “**Requisite Holders**” means (a) prior to the IPO, the Investors holding a majority of the then outstanding shares of Preferred Stock (calculated together as a single class on an as-converted basis), and (b) following the IPO, the Investors holding a majority of the then outstanding shares of Registrable Securities; provided that any shares of Preferred Stock and/or Registrable Securities held by a Sanctioned Party shall be disregarded for the purpose of calculating the percentages set forth in this definition.

1.28 “**Restricted Securities**” means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.29 “**Sanctioned Party**” means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (“**Restricted Countries**”); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identification List (collectively, “**Designated Parties**”); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

1.30 “**Sanctions**” means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

1.31 “**SEC**” means the Securities and Exchange Commission.

1.32 “**SEC Rule 144**” means Rule 144 promulgated by the SEC under the Securities Act.

1.33 “**SEC Rule 145**” means Rule 145 promulgated by the SEC under the Securities Act.

1.34 “**Securities Act**” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.35 “**Selling Expenses**” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder.

1.36 “**Series A Preferred Stock**” means shares of the Company’s Series A Preferred Stock, par value $0.00001 per share.

1.37 “**Series B Preferred Stock**” means, collectively, shares of the Company’s Series B-1 Preferred Stock and Series B-2 Preferred Stock, par value $0.00001 per share.

1.38 “**Series Seed-1 Preferred Stock**” means shares of the Company’s Series Seed-1 Preferred Stock, par value $0.00001 per share.

1.39 “**Side Letters**” has the meaning ascribed to it in the Purchase Agreement.

2. Registration Rights. The Company covenants and agrees as follows:Demand Registration.

(a) **Form S-1 Demand**. If at any time after 180 days after the effective date of the registration statement for the IPO or Direct Listing, as applicable, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to Registrable Securities then outstanding having an anticipated aggregate offering price, net of Selling Expenses, that would exceed $20,000,000, then the Company shall: (x) within ten days after the date such request is given, give notice thereof (the “**Demand Notice**”) to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within 60 days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(b) **Form S-3 Demand**. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5,000,000, then the Company shall (i) within ten days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within 45 days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 120 days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any 12-month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such 120 day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a), (i) during the period that is 60 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b), (i) during the period that is 30 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 2.1(b) within the 12-month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 2.1(d).

2.2 Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than

in an Excluded Registration or a registration pursuant to Section 2.1), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within 20 days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Board of Directors and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than

securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below 20% of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.3(a), fewer than 50% of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such 120-day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such 120-day period shall be extended for up to an additional 90 days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000 per registration, of one counsel for the selling Holders selected by Holders of a majority of the Registrable Securities to be registered ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable

Securities registered pursuant to this Section 2 (other than fees and disbursements of counsel to any Holder, other than the Selling Holder Counsel, which shall be borne solely by the Holder engaging such counsel) shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.Indemnification. If any Registrable Securities are included in a registration statement under this Section 2 or in connection with a Direct Listing, as applicable:To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration except to the extent such information has been corrected in a subsequent writing at least one business day prior to the sale of Registrable Securities to the Person asserting the claim.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration and that has not been corrected in a subsequent writing at least one business day prior to the sale of Registrable Securities to the Person asserting the claim; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided,

however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the provisions of this Section 2.8 that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits

of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO or Direct Listing, as applicable;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after 90 days after the effective date of the registration statement filed by the Company for the IPO or Direct Listing, as applicable), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Requisite Holders, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) provide to such holder or prospective holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 6.9."Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement (other than an Excluded Registration) on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days in the case of the IPO or 90 days in the case of any registration other than the IPO or, if the Company is not then an emerging growth company as defined in the applicable SEC regulations, such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap, hedging, or other transaction or arrangement that transfers, or is designed to transfer, to another, in whole or in part, any of the economic consequences of ownership, directly or indirectly, of such securities, whether or not any such transaction or arrangement described in clauses (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does

not permit transfers during the restricted period, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or one or more of the Holder's Immediate Family Members, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 2% of the Company's outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11.Restrictions on Transfer.The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act and all other applicable U.S. laws and regulations. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, the Company shall not require any transferee of shares pursuant to an effective registration statement or, following the IPO or Direct Listing, as applicable, SEC Rule 144, in each case, to be bound by the terms of this Section 2.12.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction or following the IPO or Direct Listing, as applicable, the transfer is made pursuant to SEC Rule 144 the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer, provided that no such notice shall be required in connection if the intended sale, pledge or transfer complies with SEC Rule 144. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably

requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that with respect to transfers under the foregoing clause (y), each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate, instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act and the Company will use commercially reasonable efforts to cause any such legend to be removed.

2.13 Termination and Suspension of Registration Rights.The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1 or 2.2 shall terminate, as to such Holder, upon the earliest to occur of:

(i) the closing of a Deemed Liquidation Event;

(ii) such time after consummation of an IPO or Direct Listing, whichever is earlier, when the Holder may immediately sell all of the Holder's Registrable Securities under SEC Rule 144 without volume limitation, or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation, during a three-month period without registration; and

(iii) the third anniversary of the IPO or Direct Listing, as applicable.

(b) The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1 or 2.2 shall be suspended during any time as such Holder is a Sanctioned Party.

3. Information Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that such Major Investor is not a Competitor:

(i) as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company (A) a balance sheet as of the end of such year, (B) statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Approved Annual Budget (as defined below) for such year, with an explanation of any material differences between such amounts and a schedule as to the sources and applications of funds for such year;

(ii) as soon as practicable, but in any event within 45 days after the end of each

quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter;

(iii) as soon as practicable, but in any event within 45 days after the end of each quarter of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company; and

(iv) as soon as practicable, but in any event within 30 days after the end of each month, an unaudited income statement for such month, and an unaudited balance sheet as of the end of such month; and

(v) as soon as practicable, the Approved Annual Budget.

(b) The Company shall, at least 45 days before the end of each fiscal year, prepare an annual budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months (the "**Budget**"). The Company shall submit the Budget to the Board of Directors for approval and the Budget, as may be revised by the Board of Directors, shall be approved by the Board of Directors ("**Approved Annual Budget**").

(c) If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

(d) If reasonably requested by a Major Investor, the Company shall provide the information required by, or reasonably requested pursuant to, this Section 3.1 to such Major Investor by uploading the information to a portfolio management platform.

(e) Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor in connection with monitoring or making decisions with respect to its investment in the Company; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to (a) create any new information or materials or (b) provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.Termination of Information Rights. The covenants set forth in Sections 3.1 and

3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO or Direct Listing, as applicable; (ii) with respect to any Investor that is or becomes a Sanctioned Party, for so long as such Investor is a Sanctioned Party; (iii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iv) upon the closing of a Deemed Liquidation Event, whichever event occurs first; provided, that, with respect to clause (iv), the covenants set forth in Section 3.1 shall only terminate if the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities or if the Investors receive financial information from the acquiring company or other successor to the Company comparable to those set forth in Section 3.1.Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.4 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.4; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.Waiver of Statutory Information Rights.

(a) Each Investor hereby acknowledges and agrees that until the consummation of the earlier of the IPO or Direct Listing, as applicable, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock or Preferred Stock owned by such Investor (a "**Beneficial Owner**"), waived, and does hereby so waive, any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to Sections 3.1, 3.2, or 3.5(b) of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights as a stockholder otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law).

(b) Within 15 days after request by any Investor that is not a Major Investor (but no more frequently than once per each quarter of each fiscal year of the Company), the Company shall deliver to such requesting Investor a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the relevant Investors to calculate its respective percentage equity ownership in the Company.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("**Investor Beneficial Owners**"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor or FOIA Party, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, and (y) enters into this Agreement and the Amended and Restated Voting Agreement of even date herewith among the Company, the Investors and the other parties named therein, as amended and/or restated from time to time (the "**Voting Agreement**"), as an "**Investor**" under each such agreement (provided that any Competitor or FOIA Party shall not be entitled to any rights as a Major Investor under Sections 3.1, 3.2 and 4.1 hereof) and provided that the Company shall not be obligated to offer or sell any New Securities to any person or entity that is a Sanctioned Party.The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within 20 days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that (x) the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to (y) the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such 20 day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten-day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of 120 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the 120 day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Preferred Stock pursuant to the Purchase Agreement.

(e) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 4.1, the Company may elect to give notice to the Major Investors within 30 days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have 20 days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage ownership position, calculated as set forth in Section 4.1(b) before giving effect to the issuance of such New Securities.

4.2 Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO or Direct Listing, as applicable, or (ii) upon the closing of a Deemed Liquidation whichever event occurs.

5. Additional Covenants.

5.1 Insurance. The Company shall obtain, within 90 days of the date hereof, from financially sound and reputable insurers, Directors and Officers liability insurance in an amount not less than $2,000,000 and on terms and conditions approved by the Board of Directors and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued. No such policy shall be cancelable by the Company without prior approval by the Board of Directors.

5.2 Employee Agreements. Unless otherwise approved by the Board of Directors, the Company (a) will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure, proprietary rights assignment agreement[and, to the extent legally permissible, non-competition and non-solicitation agreement; (b) shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee; and (c) shall not enter into or give effect to any severance plan, arrangement, agreement, or obligation that may result in payments by the Company of over $200,000 to any individual.

5.3 Qualified Small Business Stock. The Company shall use commercially reasonable efforts to refrain from taking any action that could reasonably be expected to cause the shares of Preferred Stock originally issued by the Company to the Investors, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "**Code**"), to fail to qualify as "qualified small business stock" as defined in Section 1202(c) of the Code; provided, however, that such requirement shall not be applicable if the Board of Directors determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to the Investors and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code. In addition, within 20 business days after any Investor's written request therefor, the Company shall deliver to such Investor a checklist in substantially the same form as Annex 1. The Company shall use commercially reasonable efforts to ensure the accuracy of any such checklist, but in no event shall the Company be liable to the Investors or any other person for any damages arising from any errors or inaccuracies in such report or checklist, unless made by the Company in a manner either grossly negligent or fraudulent.

5.4 Board Attendance Expenses. The Company shall reimburse the directors for all reasonable

out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

5.6 Indemnification Matters. The Company hereby acknowledges that one or more of the directors affiliated with one or more Investors ("**Investor Directors**") may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to any such Investor Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Investor Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Investor Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Investor Director to the extent legally permitted and as required by the Certificate of Incorporation or Bylaws of the Company (or any agreement between the Company and such Investor Director), without regard to any rights such Investor Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Investor Director with respect to any claim for which such Investor Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Investor Director against the Company. The Investor Directors and the Investor Indemnitors are intended third-party beneficiaries of this Section 5.6 and shall have the right, power and authority to enforce the provisions of this Section 5.6 as though they were a party to this Agreement.Right to Conduct Activities. The Company hereby agrees and acknowledges that each Investor that is a venture capital fund or other investment fund (together with its Affiliates) (each, a "**Professional Investment Organization**") is a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). Nothing in this Agreement shall preclude or in any way restrict the Professional Investment Organization from evaluating or purchasing securities, including publicly traded securities, of a particular enterprise, or investing or participating in any particular enterprise whether or not such enterprise has products or services that compete with those of the Company; and the Company hereby agrees that, to the extent permitted under applicable law, no Professional Investment Organization shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by such Professional Investment Organization in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of such Professional Investment Organization to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not contravene the confidentiality obligations in Section 3.4 or otherwise in this Agreement or relieve any director or officer of the Company from any liability associated with such person's fiduciary duties to the Company.

5.8 FCPA. The Company covenants that it shall not (and shall not permit any of its subsidiaries or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to) promise, authorize or make any payment to, or otherwise contribute any item

of value to, directly or indirectly, to any third party, including any "Government Official" (as defined in the Purchase Agreement), in each case, in violation of the U.S. Foreign Corrupt Practices Act (the "**FCPA**") or any other applicable anti-bribery or anti-corruption law (collectively, "**Anti-Corruption Laws**"). The Company further covenants that it shall (and shall cause each of its subsidiaries to) cease all of its or their respective known activities, as well as remediate any known actions taken by the Company or its subsidiaries, or any of their respective directors, officers, managers, employees, independent contractors, representatives or agents, in violation of applicable Anti-Corruption Laws. The Company further covenants that it shall (and shall cause each of its subsidiaries to) maintain commercially reasonable systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) to provide reasonable assurances regarding compliance with applicable Anti-Corruption Laws.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 380,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11; and (z) such assignee is not a Sanctioned Party. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be

deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or (as to the Company) to the address set forth on the signature page hereto, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Free Vector Law Group PC, 90 E. Fieldview Circle, Bozeman, MT 59715, Attn: Daren Nitz, daren@freevectoradvisors.com, and if notice is given to any Investor, a copy (which copy shall not constitute notice) shall also be given to any "cc" address noted on Schedule A for such Investor.

(b) Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such party's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Amendments and Waivers.

(a) Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Requisite Holders; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party.

(b) Notwithstanding anything in this Agreement to the contrary,

(i) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction;

(ii) Sections 3.1, 3.2, and 4 and any other section of this Agreement applicable to the Major Investors (including this Section 6.6(b)(ii)) may be amended, modified, terminated or waived with only (and only with) the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding and held by the Major Investors and excluding for the purpose of calculating such majority any Registrable Securities held by any Sanctioned Party, and

(iii) no provision that names a specific Investor by name (nor this Section 6.6(b)(iii) with respect to such Investor) may be amended or waived with respect to, or terminated pursuant to this Section 6.6 relative to, such Investor without such Investor's written consent.

(c) Further notwithstanding anything in this Agreement to the contrary, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 6.9.

(d) The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto whose rights and/or obligations were affected by such amendment, modification, termination, or waiver and that did not consent in writing to such amendment, modification, termination, or waiver; provided that the failure to provide such notice shall not invalidate any amendment, modification, termination or waiver in accordance with this Section 6.6.

(e) Any amendment, modification, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto or received notice thereof.

(f) No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any provision contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, pursuant to the Purchase Agreement, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect. This Agreement (including the Exhibits and Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) and any Side Letters constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

6.11 Dispute Resolution.

(a) The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any state court of Delaware having subject matter jurisdiction.

(c) WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.12 Costs of Enforcement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

6.13 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

COMPANY: ENDOSOUND, INC.

By: ______________________________
Stephen Steinberg, CEO

EXISTING INVESTORS:

____
Allan Reich

____
Angela Muse

____
David Muse

____
Bora Gumusutop

Bright Stars LLC

By: ______________________________
Stuart Lemle, Managing Member

____
Charles M. Adelman

____
Deborah G. Adelman

____
Edward H. McCoy III

____
Angela F. McCoy

____
Jonathan Wiese

____
Mollie Wiese

____
Jonathan Rodriguez

____
Jose M. Nieto

____
Justin Beigel

____
Justin Stenta

____
Kevin Josh Cohn

____
Blaire Cohn

____
Marideth Sandler

Matthew D. Mcdonald

Michael Hoefling

Michael Kochman

Michael Griffith

Lucia Zapata Griffith

Morris A Sandler Irrevocable Trust, dated 10/26/25

By: ______________________________
Morris A Sandler, Trustee

Naveen Reddy

Nicholas Zalecki

Ocean Fund, LLC

By: ______________________________
Jeffrey Hersh, Managing Member

Patrick Hurley

Katherine Hurley

Robert D. Fanelli

Josephine Fanelli

Scott Corbett

Sergey Kantsevoy

Shyam Varadarajulu

Stanley Chess

Stephen Steinberg

Jeanette Mladenovic

Tony Waltier

Yepuri Family Trust

By: ______________________________
Prema Yepuri, Trustee

GEO MedTech Venture Fund SCSp
By: GEO MedTech Ventures Sàrl, its General Partner

By: ________________________________

Its: ________________________________

SPV 002, A SERIES OF VARIA VENTURES MASTER, LLC
By: Varia Ventures Management Company (Global Fund), LLC, its Manager
By: Varia Ventures Management Company, LLC
By: Varia Ventures, LLC

By: ________________________________
Name: Scott E. Friedman
Title: Manager

ES Investors, LLC

By: ____________________________
Daniel A. Merlin, Managing Member

Ausrado Pty Ltd ATF Rocky Mountain High SMSF

By: ____________________________

Its: ____________________________

____
Allison Aldrich

____
Scott Aldrich Jr.

____
Baoyan Shen

CJIO Pty Ltd ATF Haas Family Trust

By: ____________________________

Its: ____________________________

____
Emeli Zhang

Finalma International GmbH

By: ____________________________

Its: ____________________________

____
Frank Canocica

____
Heidi Pratt

____
Russell Pratt

____
Savannah McCoy

Fund 001, a series of AGA-Varia Master, LLC
By: AGA-Varia Management Company, LLC, its Manager

By: ________________________________
Thomas Serena, Manager

By: ________________________________
Chris Bluhm, Manager

By: ________________________________
Scott Friedman, Manager

By: ________________________________
Andrea Vossler, Manager

____
Paul Belcher

____
Michael McCoy

The Entrust Group, Inc. FBO Armando Dacal
IRA 7230024110

By: ____________________________

Its: ____________________________

NEW INVESTORS – NOTE CONVERSIONS:

Endosound I, a Series of Wefunder SPV, LLC

By: ________________________________
Chris Oubre, Lead Investor

Fund I, a Series of Kingscrowd Capital, LP
By: Fund GP, LLC its General Partner
By: Belltower Fund Group, Ltd., Agent

By: ________________________________
Joshua Cowdin, Authorized Person

Steinberg Family Holdings, LLC

By: ________________________________
Stephen Steinberg, Managing Member

____
Scott Corbett

____
Charles M. Adelman

____
Deborah G. Adelman

Equity Trust Company Custodian FBO Robert D. Fanelli IRA

By: ________________________________

Its: ________________________________

____
Krishna K Goswami

Gastro Nomad LLC

By: ________________________________
Aymen Bukannan, President and CEO

____
Emeli Zhang

Annex 1

Qualified Small Business Stock Checklist

The stockholder(s) named below (the "**Stockholders**") have requested information to assist in their determination of whether the shares of stock of EndoSound, Inc., a Delaware corporation (the "**Company**") described below may be entitled to certain tax benefits associated with qualified small business stock (**"QSBS"**) pursuant to Sections 1045 and 1202 of the Code.[1]

Table to be completed by requesting Stockholder

Stockholder	Class / Type of Stock	Issue Date	Stock Certificate / Issuance Number	Number of Shares

Pursuant to Section 5.3 of the Amended and Restated Investors' Rights Agreement dated February __, 2026, the Company hereby provides the following information (the "**Checklist**") with respect to such shares. In no event shall the Company be liable to the Stockholders or any other person for any damages arising from any errors or inaccuracies in this Checklist, unless made by the Company in a manner either grossly negligent or fraudulent. Whether any Stockholder is entitled to tax benefits with respect to the Company's stock must depend on the Stockholder's particular facts and circumstances. Each Stockholder should seek professional tax advice from its tax advisor.

Checklist to be completed by Company

	Select one. If neither Yes nor No is checked, check See Appendix and provide further information:		
	Yes	No	See Appendix
1. "Qualified Small Business" Requirement[2]			
On each Issue Date, the Company was a domestic C corporation.[3]	☐	☐	☐

[1] This Checklist is based on the Internal Revenue Code of 1986, as amended, (the "**Code**") and Treasury Regulations thereunder, as of September 8, 2025. Except as otherwise specified, all section references herein are to the Code and all "Treas. Reg. §" references are to the Treasury regulations promulgated or proposed thereunder, respectively, by the U.S. Department of Treasury and the Internal Revenue Service (the "**IRS**"), both as in effect through September 8, 2025.

[2] Section 1202(c)(1)(A).

[3] Sections 1202(d)(1) and 1202(c)(2)(A).

	Select one. If neither Yes nor No is checked, check See Appendix and provide further information:		
	Yes	No	See Appendix
At all times of the Company's existence after August 10, 1993 through the time immediately following each appliable Issue Date, the Company's aggregate gross assets were (i) $50 million or less if the Issue Date was on or before July 4, 2025 or (ii) $75 million or less (as adjusted for inflation beginning after 2027) if the Issue Date was after July 4, 2025.[4] ⇨ Aggregate gross assets includes cash and the adjusted tax basis of the Company's other property.[5] ⇨ All corporations in the same parent-subsidiary controlled group are treated as one corporation.[6]	☐	☐	☐
The Company will comply with any IRS reporting requirements with respect to Section 1202.[7]	☐	☐	☐
2. "Qualified Trade or Business" Requirement			
• The Company is engaged in a qualified trade or business. A "qualified trade or business" is any business *other than* (i) any trade or business involving the performance of services in the fields of health, law, engineering, architecture, accounting, actuarial science, performing arts, consulting, athletics, financial services, brokerage services, or any trade or business where the principal asset of such trade or business is the reputation or skill of one or more of its employees; (ii) any banking, insurance, financing, leasing, investing, or similar business; (iii) any farming business (including the business of raising or harvesting trees); (iv) certain natural resource production or extraction businesses; and (v) any business of operating a hotel, motel, restaurant, or similar business.[8]	☐	☐	☐
3. "Eligible Corporation" Requirement			
For substantially all of the Stockholder's holding period, the Company has been an entity *other than* a DISC, a former DISC, a RIC, a REIT, a REMIC, or a cooperative.[9]	☐	☐	☐

[4] Sections 1202(d)(1)(A) and (B).

[5] Section 1202(d)(2)(A). For purposes of this calculation, the adjusted tax basis is treated as including the fair market value (rather than tax basis) of assets contributed to the Company, determined as of the date of contribution (Section 1202(d)(2)(B)).

[6] Section 1202(d)(3). A parent-subsidiary controlled group consists of a chain of corporations connected through stock ownership with a common parent, with more than 50% of the stock of each subsidiary (by vote or value) held by another subsidiary or the parent (ignoring certain nonvoting stock that is limited and preferred as to dividends and treasury stock).

[7] Section 1202(d)(1)(C). As of September 8, 2025, there are no such IRS requirements.

[8] Section 1202(e)(3).

[9] Section 1202(e)(4). Corporations with respect to which an election under former Section 936 was in effect (or corporations with such subsidiaries) and corporations that were FASITs also are not "eligible corporations."

	Select one. If neither Yes nor No is checked, check See Appendix and provide further information:		
	Yes	No	See Appendix
4. “Active Business” Requirement[10]			
For substantially all of the Stockholder’s holding period, at least 80% of the value of the Company’s assets were used in the conduct of one or more “qualified trades or businesses”.[11] => For this purpose, any assets which are held (i) as part of the reasonably required working capital needs of a qualified trade or business of the Company, or (ii) for investment and are reasonably expected to be used within two years to finance research and experimentation in a qualified trade or business or increases in the working capital needs of a qualified trade or business shall be treated as used in the active conduct of a qualified trade or business. However, after the Company has been in existence for at least two years, no more than 50% of the Company’s assets can qualify as used in the active conduct of a qualified trade or business by reason of this rule.[12]	☐	☐	☐
For substantially all of the Stockholder’s holding period, no more than 10% of the value of the Company’s assets (in excess of liabilities) consisted of “portfolio stock”?[13]	☐	☐	☐
For substantially all of the Stockholder’s holding period, no more than 10% of the total value of the Company’s assets consisted of real property not being used in the active conduct of a qualified business?[14]	☐	☐	☐
• *If all of the answers to the preceding bullets under this Item #4 are yes, disregard this bullet.* The Company is a “specialized small business investment company” licensed to operate under Section 301(d) of the Small Business Act of 1958?[15]	☐	☐	☐

5. Redemption Analysis

[10] Section 1202(c)(2)(A).

[11] Section 1202(e)(1). The term “qualified trade or business” means any trade or business *other than* the businesses described in item #2. Stock and debt in any subsidiary corporation (as defined in footnote 80) are disregarded and the parent is deemed to own its ratable share of the subsidiary’s assets, and to conduct its ratable share of the subsidiary’s activities (Section 1202(e)(5)(A)). Rights to computer software which produce active business computer software royalties (within the meaning of Section 543(d)(1)) are treated as an asset used in the active conduct of a trade or business (Section 1202(e)(8)).

[12] Section 1202(e)(6).

[13] Section 1202(e)(5)(B). “Portfolio stock” is stock or securities in corporations that are not subsidiaries of the Company. A corporation is considered a “subsidiary” if the parent owns more than 50% of the combined voting power of all classes of stock entitled to vote, or more than 50% of the value of all outstanding stock, of the corporation (Section 1202(e)(5)(C)).

[14] Section 1202(e)(7). The ownership of, dealing in, or renting of real property is not treated as the active conduct of a qualified trade or business.

[15] Section 1202(c)(2)(B).

• The Company has not redeemed stock from the Stockholder or, to the Company's knowledge, any related party (within the meaning of Sections 267(b) or 707(b)) of the Stockholder at any time during the four-year period beginning on the date two years before the Issue Date of the stock in question, other than *de minimis* redemptions and certain disregarded redemptions.[16]	☐	☐	☐
• The Company has not redeemed stock during the two-year period beginning on the date one year before the Issue Date with an aggregate value (as of the time of the respective redemptions) exceeding 5% of the aggregate value of all the Company's stock as of the beginning of such two-year period, other than *de minimis* redemptions and certain disregarded redemptions.[17]	☐	☐	☐

IN WITNESS WHEREOF, the Company has provided this Checklist on [*Date checklist is being delivered*].

ENDOSOUND, INC.

By: ________________________
Name: ______________________
Title: _______________________

[16] Section 1202(c)(3)(A). Redemptions exceed the *de minimis* exception only if the aggregate amount paid for the stock exceeds $10,000 **and** more than 2% of the stock held by the Stockholder and related parties, by value. Treas. Reg. § 1.1202-2(a)(2). Redemptions are disregarded if they are incident to the termination of services (where such redeemed stock was acquired by an employee or director in connection with the performance of services), death, disability or mental incapacity, or divorce. Treas. Reg. § 1.1202-2(d).

[17] Section 1202(c)(3)(B). Redemptions exceed the *de minimis* exception only if the aggregate amount paid for the stock exceeds $10,000 **and** more than 2% of all outstanding stock of the Company, by value. Treas. Reg. § 1.1202-2(b)(2). Redemptions are disregarded if they are incident to the termination of services (where such redeemed stock was acquired by an employee or director in connection with the performance of services), death, disability or mental incapacity, or divorce. Treas. Reg. § 1.1202-2(d).

EXHIBIT F

FORM OF MANAGEMENT RIGHTS LETTER

EXHIBIT G

FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**"), is made as of April 15, 2026, by and among EndoSound, Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) and the Key Holders (as defined below).

RECITALS

WHEREAS, each Key Holder is the beneficial owner of shares of Capital Stock; and

WHEREAS, the Company, the Key Holders and certain of the Investors (the "**Existing Investors**") previously entered into a Right of First Refusal and Co-Sale Agreement, dated April 24, 2023 (the "**Prior Agreement**"), in connection with the purchase of shares of Series A Preferred Stock of the Company par value $0.00001 per share ("**Series A Preferred Stock**"); and

WHEREAS, the Key Holders, the Existing Investors and the Company desire to induce certain of the Investors to purchase shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock of the Company, par value $0.00001 per share (collectively "**Series B Preferred Stock**"), pursuant to that certain Series B Preferred Stock Purchase Agreement dated as of the date hereof by and among the Company and such Investors (the "**Purchase Agreement**") by amending and restating the Prior Agreement in its entirety and entering into this Agreement to provide the Investors with the rights and privileges as set forth herein.

NOW, THEREFORE, the parties agree as follows:

1. <u>Definitions</u>.

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context including shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (b) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

1.5 "**Common Stock**" means shares of Common Stock of the Company, par value $0.00001 per share.

1.6 "**Company Notice**" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the business of the Company, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor. Additionally, in no event shall GEO MedTech Venture Fund SCSp or its Affiliates be a Competitor hereunder.

1.8 "**Deemed Liquidation Event**" has the meaning ascribed to it in the Restated Certificate.

1.9 "**Entity Transfer**" means any sale, assignment, derivative transaction, issuance, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by request, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly of any ownership or economic interest in such entity.

1.10 "**Investor Notice**" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.11 "**Investors**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.9, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.11; provided, however, that any such person shall cease to be considered an Investor for purposes of this Agreement at any time such person and his, her or its Affiliates collectively hold fewer than 380,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction).

1.12 "**Key Holders**" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 4.1, each person who hereafter becomes a party to this Agreement pursuant to Section 6.9 or 6.17 and any one of them, as the context may require.

1.13 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.14 "**Preferred Stock**" means, collectively, all shares of Series Seed-1 Preferred Stock, Series A Preferred Stock and Series B Preferred Stock.

1.15 "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.16 "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.17 "**Prospective Transferee**" means any Person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.18 “**Qualified Direct Listing**” has the meaning ascribed to it in the Restated Certificate.

1.19 “**Qualified Key Holder**” means a Key Holder and (i) if an individual, is providing services to the Company or its subsidiaries as an employee or consultant (excluding service solely as member of the Board) and (ii) if an entity, is owned or controlled by an individual providing services to the Company or its subsidiaries as an employee or consultant (excluding service solely as member of the Board).

1.20 “**Restated Certificate**” means the Company’s Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.21 “**Right of Co-Sale**” means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.22 “**Right of First Refusal**” means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.23 “**Sanctioned Party**” means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (“**Restricted Countries**”); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identification List (collectively, “**Designated Parties**”); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

1.24 “**Sanctions**” means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

1.25 “**Secondary Notice**” means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.26 “**Secondary Refusal Right**” means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.27 “**Series Seed-1 Preferred Stock”** means the Series Seed-1 Preferred Stock of the Company par value $0.00001 per share.

1.28 “**Side Letters**” has the meaning ascribed to it in the Purchase Agreement.

1.29 “**Transfer Stock**” means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.30 "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Key Holders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to include in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b). In the event of a conflict between this Agreement and the Company's Bylaws containing a preexisting right of first refusal, the terms of the Bylaws will control and compliance with the Bylaws shall be deemed compliance with this Section 2.1(a) and (b) in full.

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten day period specified in the last sentence of Section 2.1(c) (the "**Investor Notice Period**"), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the

Company within ten days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Forfeiture of Rights. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Company and the Investors have agreed to purchase in the Company Notice, Investor Notices and Undersubscription Notices is less than the total number of shares of Transfer Stock, then the Company and the Investors shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Key Holder shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including, without limitation, the terms and restrictions set forth in Sections 2.2 and 6.9(b); (ii) any future Proposed Key Holder Transfer shall remain subject to the terms and conditions of this Agreement, including this Section 2; and (iii) such sale shall be consummated within 45 days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such 45 day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor for any reason cannot or does not wish to pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within 15 days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder

Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Participating Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Participating Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d) Allocation of Consideration.

(i) Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Section 2 of Article Fourth, Part B of the Restated Certificate as if (A) such transfer were a Deemed Liquidation Event, and (B) the capital stock sold in accordance with the Purchase and Sale Agreement were the only capital stock outstanding.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the capital stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the

Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) Additional Compliance. If any Proposed Key Holder Transfer is not consummated within 60 days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of capital stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.2.

3. Entity Transfers. No Key Holder that is a trust, corporation, partnership, limited liability company or other entity shall engage or permit any Entity Transfer without complying with this Agreement mutatis mutandis as if such Entity Transfer were a direct Transfer of Transfer Stock by the Key Holder.

4. Exempt Transfers.

4.1 Exempt Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a Transfer by such Key Holder to its stockholders, members, partners or other equity holders; (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the disinterested members of the Board of Directors; or (c) in the case of a Key Holder that is a natural person, upon a Transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during such person's lifetime or on death by will or intestacy to such person's spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or such person's spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or any other Person approved by a majority of the disinterested members of the Board of Directors, or any custodian or trustee of any trust, partnership, limited liability company or other corporate entity for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; provided that in the case of clause(s) (a) and (c), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.Exempted Offerings Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event.Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to any (a) Competitor; (b) customer, distributor or supplier of the Company, if the majority of the disinterested members of the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; or (c) Sanctioned Party.Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 4.1 hereof shall be notated with the following legend:THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4.4 to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to a Public Offering, the registration by the Company of shares of its Common Stock or any other equity securities on a registration statement (other than a Form S-8), and ending on the date specified by the managing underwriter or the Company, as applicable (such period not to exceed 180 days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (a) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock (or other equity securities of the Company) or any securities convertible into or exercisable or exchangeable (directly or indirectly) for such Common Stock (or other equity securities) held or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the capital stock, whether any such transaction described in clauses (a) or (b) above is to be settled by delivery of capital stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period. The Company's underwriters are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters that are consistent with this Section 5 or that are necessary to give further effect thereto. In the event a Key Holder is or becomes party to a lock-up or market standoff agreement with the Company or any third party beneficiary of this Section 5.1 that contains terms that are more restrictive to the Key Holder, the Key Holder agrees that the Key Holder shall be subject to the more restrictive terms and compliance therewith shall be deemed compliance herewith.Stop Transfer Instruction. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of capital stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

5.3 Survival. Unless and only to the extent otherwise superseded by an underwriting agreement entered into in connection with the underwritten Public Offering, the obligations of the Key Holders under this Section 5 shall survive the termination of this Agreement or any provision(s) of this Agreement. Miscellaneous.

6.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's initial Public Offering ("**IPO**") or Qualified Direct Listing, as applicable, and (b) the consummation of a Deemed Liquidation Event in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive substantially similar rights.Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the capital stock occurring after the date of this Agreement.Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 Dispute Resolution.The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the

District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any state court of Delaware having subject matter jurisdiction.

(c) WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or (as to the Company) to the address set forth on the signature page hereto, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 6.4(a). If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Free Vector Law Group PC, 90 E. Fieldview Circle, Bozeman, MT 59715, Attn: Daren Nitz, daren@freevectoradvisors.com, and if notice is given to any Investor, a copy (which copy shall not constitute notice) shall also be given to any "cc" address noted on Schedule A for such Investor.

(b) Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such party's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent

that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect. This Agreement (including the Exhibits and Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) and any Side Letters constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (i) the Company, (ii) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders, and (iii) the holders of at least a majority of the shares of Preferred Stock then held by the Investors (voting as a single separate class and on an as-converted basis); provided that the Company may in its sole discretion waive compliance with any provision of this Agreement if observance of the terms would cause the Company or any Investor to be in violation of applicable Sanctions.

(b) Any amendment, modification, termination or waiver effected in accordance with this Section 6.8 shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver.

(c) The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto whose rights and/or obligations were affected by such amendment, modification, termination, or waiver and that did not consent in writing to such amendment, modification, termination or waiver; provided that the failure to provide such notice shall not invalidate any amendment, modification, termination or waiver hereunder; and provided further, for clarity, that no such notice shall be required to be given to any Key Holder for a waiver of the applicability of the rights provided in Section 2 of this Agreement as to any specific Proposed Key Holder Transfer that does not involve any Transfer Stock held by such Key Holder.

(d) No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

(e) Any amendment, modification, termination, or waiver effected in accordance with this Section 6.8 shall be binding on all parties hereto, regardless of whether any such party has consented thereto or received notice thereof.

6.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who, after such assignment or transfer, holds at least 380,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate. Specific Performance. In addition to any and all other remedies that may be available at law in the event of

any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock to any employee or consultant, which shares would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) 1% or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder. Sanctions. For the avoidance of doubt, at any time that a Person is or becomes a Sanctioned Party, all rights granted to the Person under this Agreement, including, without limitation, any right to purchase any Transfer Stock, will be immediately suspended for so long as such Person is a Sanctioned Party or until authorization is issued by a relevant government authority as required by applicable Sanctions.Costs of Enforcement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY: ENDOSOUND, INC.

By: ______________________________
Stephen Steinberg, CEO

KEY HOLDERS:

____
Stephen Steinberg

____
Jeannette Mladenovic

____
Scott Corbett

EXISTING INVESTORS:

____
Allan Reich

____
Angela Muse

____
David Muse

____
Bora Gumusutop

Bright Stars LLC

By: ______________________________
Stuart Lemle, Managing Member

____
Charles M. Adelman

____
Deborah G. Adelman

____
Edward H. McCoy III

____
Angela F. McCoy

____
Jonathan Wiese

____
Mollie Wiese

____
Jose M. Nieto

____
Justin Stenta

____
Blaire Cohn

____
Matthew D. Mcdonald

____
Michael Kochman

____
Lucia Zapata Griffith

____
Naveen Reddy

Ocean Fund, LLC

By: ______________________________
Jeffrey Hersh, Managing Member

____
Katherine Hurley

____
Josephine Fanelli

____
Jonathan Rodriguez

____
Justin Beigel

____
Kevin Josh Cohn

____
Marideth Sandler

____
Michael Hoefling

____
Michael Griffith

Morris A Sandler Irrevocable Trust, dated 10/26/25

By: ______________________________
Morris A Sandler, Trustee

____
Nicholas Zalecki

____
Patrick Hurley

____
Robert D. Fanelli

____
Scott Corbett

____
Sergey Kantsevoy

____
Shyam Varadarajulu

____
Stanley Chess

____
Stephen Steinberg

____
Jeanette Mladenovic

____
Tony Waltier

Yepuri Family Trust

By: _________________________________
Prema Yepuri, Trustee

GEO MedTech Venture Fund SCSp
By: GEO MedTech Ventures Sàrl, its General Partner

By: _________________________________

Its: _________________________________

SPV 002, A SERIES OF VARIA VENTURES MASTER, LLC
By: Varia Ventures Management Company (Global Fund), LLC, its Manager
By: Varia Ventures Management Company, LLC
By: Varia Ventures, LLC

By: _________________________________
Name: Scott E. Friedman
Title: Manager

ES Investors, LLC

By: _____________________________
Daniel A. Merlin, Managing Member

Ausrado Pty Ltd ATF Rocky Mountain High SMSF

By: _____________________________

Its: _____________________________

____
Allison Aldrich

____
Scott Aldrich Jr.

CJIO Pty Ltd ATF Haas Family Trust

____
Baoyan Shen

By: ___________________________

Its: ___________________________

Finalma International GmbH

____
Emeli Zhang

By: ___________________________

Its: ___________________________

____
Frank Canocica

____
Heidi Pratt

____
Russell Pratt

____
Paul Belcher

____
Savannah McCoy

____
Michael McCoy

Fund 001, a series of AGA-Varia Master, LLC
By: AGA-Varia Management Company, LLC, its Manager

By: ___________________________
Thomas Serena, Manager

By: ___________________________
Chris Bluhm, Manager

By: ___________________________
Scott Friedman, Manager

By: ___________________________
Andrea Vossler, Manager

The Entrust Group, Inc. FBO Armando Dacal
IRA 7230024110

By: ___________________________

Its: ___________________________

NEW INVESTORS – NOTE CONVERSIONS:

Endosound I, a Series of Wefunder SPV, LLC

By: ______________________________
Chris Oubre, Lead Investor

Fund I, a Series of Kingscrowd Capital, LP
By: Fund GP, LLC its General Partner
By: Belltower Fund Group, Ltd., Agent

By: ______________________________
Joshua Cowdin, Authorized Person

Steinberg Family Holdings, LLC

By: ______________________________
Stephen Steinberg, Managing Member

____
Scott Corbett

____
Charles M. Adelman

____
Deborah G. Adelman

Equity Trust Company Custodian FBO Robert D. Fanelli IRA

By: ______________________________

Its: ______________________________

____
Krishna K Goswami

Gastro Nomad LLC

By: ______________________________
Aymen Bukannan, President and CEO

____
Emeli Zhang

EXHIBIT H

FORM OF VOTING AGREEMENT

SCHEDULE A

INVESTORS

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**") is made as of April 15, 2026, by and among EndoSound, Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below), the Key Holders (as defined below), and other Stockholders (as defined below).

RECITALS

WHEREAS, certain of the Investors (the "**Existing Investors**") hold shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion thereof, and certain holders of Common Stock and/or options to purchase Common Stock (the "**Existing Key Holders**") previously agreed to certain voting arrangements pursuant to that certain Voting Agreement dated as of April 24, 2023, by and among the Company, the Existing Key Holders, and the Existing Investors (the "**Prior Agreement**");

WHEREAS, the undersigned Existing Investors and Existing Key Holders are holders of a sufficient number of the securities of the Company as are required to amend the Prior Agreement, and desire to amend and restate the Prior Agreement in its entirety and to accept the rights and obligations created pursuant to this Agreement in lieu of the rights and obligations applicable to them under the Prior Agreement;

WHEREAS, the Company and certain of the Investors are parties to that certain Series B Preferred Stock Purchase Agreement of even date herewith by and among the Company and such Investors (the "**Purchase Agreement**"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by the undersigned parties;

WHEREAS, as of the date hereof, the Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that, subject to certain conditions specified therein: (i) the holders of record of the shares of the Series Seed-1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "**Series Seed-1 Director**"); (ii) the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "**Series A Director**"); (iii) the holders of record of the shares of common stock, $0.00001 par value per share, of the Company ("**Common Stock**"), exclusively and as a separate class, shall be entitled to elect two directors of the Company (the "**Common Directors**"); and (v) the holders of record of the shares of Common Stock and the Preferred Stock, voting together as a single class on an as converted basis, shall be entitled to elect the balance of the total number of directors of the Company; and

WHEREAS, the parties desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted in respect of the election and composition of the Company's Board of Directors (the "**Board**") , voted on, or tendered, in connection with an acquisition of the Company, and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

NOW, THEREFORE, the parties agree as follows:

1. Voting Provisions Regarding the Board.

1.1 Definitions. For purposes of this Agreement:

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or

more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(b) "**DGCL**" means the Delaware General Corporation Law.

(c) "**Investors**" means the persons named on Schedule A hereto, each person who hereafter becomes a party to this Agreement pursuant to Section 7.1(a) and each person to whom the rights of an Investor are assigned pursuant to Section 7.2.

(d) "**Key Holders**" means the persons named on Schedule B hereto, each person who hereafter becomes a party to this Agreement pursuant to Section 7.1(b) and each person to whom the rights of a Key Holder are assigned pursuant to Section 7.2.

(e) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

(f) A "**Qualified Key Holder**" is a Key Holder and (i) if an individual, is providing services to the Company or its subsidiaries as an employee or consultant (excluding service solely as member of the Board) and (ii) if an entity, is owned or controlled by an individual providing services to the Company or its subsidiaries as an employee or consultant (excluding service solely as member of the Board).

(g) "**Requisite Holders**" means the holders of at least a majority of the then-outstanding shares of Preferred Stock, calculated together as a single class and on an as-converted basis.

(h) "**Sale of the Company**" means either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**," as defined in the Restated Certificate.

(i) "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions ("**Restricted Countries**"); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, and Foreign Sanctions Evaders List (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

(j) "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

(k) "**Series A Preferred Stock**" means shares of the Company's Series A Preferred Stock.

(l) "**Series B Preferred Stock**" means, collectively, shares of the Company's Series B-1 Preferred Stock and Series B-2 Preferred Stock, par value $0.00001 per share.

(m) "**Series Seed-1 Preferred Stock**" means shares of the Company's Series Seed-1 Preferred Stock.

(n) “**Shares**” shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(o) “**Side Letters**” has the meaning ascribed to it in the Purchase Agreement.

(p) “**Stockholders**” means the Investors, the Key Holders, and each other holder of Common Stock of the Company that becomes party to this Agreement that is not an Investor or Key Holder (which other stockholders shall be set forth on Schedule C to this Agreement).

(q) Any reference in this Agreement to “**vote**” or “**voting**” or similar language shall include, without limitation, action by written consent of the stockholders.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a) As the Seed Director, one (1) person elected by the holders of Series Seed Preferred, voting as a separate class, who shall be designated by the holders of a majority of the Series Seed Preferred, voting as a separate class, so long as at least fifty percent (50%) of the Series Seed Preferred shares remain outstanding (assuming the conversion to Common Stock of all Series Seed Preferred), which individual shall initially be Morris Sandler.

(b) As the Series A Director, one (1) person elected by the holders of Series A Preferred Stock, voting as a separate class, who shall be designated by GEO MedTech Venture Fund S.C.Sp (“GEO MedTech”) so long as GEO MedTech holds at least fifty percent (50%) of the shares that it purchased at the initial closing under the Series A Purchase Agreement (assuming the conversion to Common Stock of all Series A Preferred), which individual shall initially be Nicholas Puro.

(c) As the Common Directors, two individuals who are designated by Qualified Key Holders holding a majority of the shares of Common Stock held by Qualified Key Holders, for so long as any Qualified Key Holder holds any shares of Common Stock, which individuals as of the date of this Agreement are Stephen Steinberg and Scott Corbett.

(d) As the Mutual Director, one individual who is not otherwise an Affiliate of the Company or of any Investor and who is designated by mutual agreement of the other then-seated members of the Board (the “**Mutual Director**”), which position as of the date of this Agreement is vacant.

For clarity, to the extent that the election of a director pursuant to any of foregoing clauses (a) through (d) above shall not be applicable, or shall cause the Company to violate applicable Sanctions, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

1.3 Vacancies. Any vacancies in the Board shall be filled only pursuant to the provisions of Section 1.2.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) a director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, shall be promptly removed from office upon the occurrence of any of the following: (i) written request of any Person(s) who would be entitled to designate a replacement for such director pursuant to Section 1.2 to remove such director; (ii) written request of stockholders that hold the requisite votes to approve a replacement for such director pursuant to Section 1.2 to remove such director; (iii) if such director is the Mutual Director, upon the affirmative vote of a majority of the Person(s) entitled to designate such director; (iv) if such director is no longer entitled or eligible to occupy such Board seat pursuant to the applicable conditions of Section 1.2; or (v) either the director or the Person(s) entitled to designate the director is a Sanctioned Party;

(b) no director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, may be removed from office other than for cause unless (i) such removal is made in accordance with Section 1.4(a); or (ii) the applicable subsection of Section 1.2 is no longer in effect pursuant to its terms.

1.5 Stockholder Action. All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees to use commercially reasonable efforts to cause to be called a special meeting of stockholders for the purpose of electing, removing or replacing directors upon the written request of (i) any Person entitled to designate a director or (ii) the holders of the requisite number of shares of capital stock entitled to approve a director candidate pursuant to Section 1.2.

1.6 No Liability for Election of Designated or Approved Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating or approving a person for election as a director for any act or omission by such designated or approved person in such person's capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Actions to be Taken. In the event that: (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the then-outstanding shares of Preferred Stock (the "**Selling Investors**"); (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by Qualified Key Holders voting as a separate class; and (iii) the Board; approve a Sale of the Company (which approval of the Selling Investors and the holders described in clause (ii) must be in writing), which approval specifies that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.2 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and approve, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate

required to implement such Sale of the Company) and the related definitive agreement(s) pursuant to which the Sale of the Company is to be consummated and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.2 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, (i) executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, any reasonably customary release agreement in the capacity of a securityholder, termination of investment related documents, accredited investor forms, documents evidencing the removal of board designees as power of attorneys or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents and (ii) providing any information reasonably necessary for any public filings with the Securities and Exchange Commission in connection with the Sale of the Company;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing, joining or participating in any way (including, without limitation, as a member of a class) in any action, suit or proceeding challenging the Sale of the Company, this Agreement, consummation of the transactions contemplated in connection with the Sale of the Company or this Agreement, including, without limitation, (x) challenging the validity of, or seeking to enjoin the operation of, the definitive agreement(s) with respect to such Sale of the Company or (y) alleging a breach of any fiduciary duty (including, without limitation, aiding and abetting a breach of any fiduciary duty) by the Selling Investors or any Affiliate or associate thereof, the directors of the Company or the acquirer(s) in connection with the Sale of the Company or any action taken thereby with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following

consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence, or willful misconduct.

3.2 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.1 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are made severally and not jointly and are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement (including the Company's or such Stockholder's organizational documents) to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer, director, or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale in such person's capacity as a stockholder of the Company, except

with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate or as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.2(f), if the consideration to be paid in exchange for the Shares held by the Stockholder pursuant to this Section 3.2(f) includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares held by the Stockholder, which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Stockholder; and

(g) subject to Section 3.2(f) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Section 3.2(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.3 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least 20 days prior to the effective date of any such transaction or series of related transactions.

3.4 Effect of Sanctioned Party Status. For clarity, if any Stockholder is a Sanctioned Party, such Stockholder will not be required to take any action described in Section 3.1, and will not be entitled to receive any benefit described in Section 3.2, if such action would cause the Company or any other party to violate applicable Sanctions. The Shares held by such Stockholders shall be disregarded for the purpose of calculating any voting threshold set forth in this Agreement.

3.5 Waiver of Statutory Notices. Each Stockholder hereby waives the right to receive any

notices that would otherwise be required to be given to it under Sections 228 and/or 262 of the DGCL in connection with a Sale of the Company in which the Stockholder is required to comply with the provisions of Section 3.1.

4. Additional Agreements; Remedies.

4.1 Covenants of the Company. In addition to its obligations pursuant to Section 1.5 above, the Company covenants and agrees to call a special meeting of stockholders for the purposes of (a) increasing the number of authorized shares of Common Stock as contemplated by Section 2, upon the written request of any holder of Preferred Stock, and (b) approving a Sale of the Company, upon the written request of the Selling Investors in accordance with Section 3.1.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company and the Chairperson of the Board and a designee of the Requisite Holders (each, a "**Proxyholder**"), and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the composition of the Board, and votes to increase authorized shares and votes, waivers, and other actions required to be taken pursuant to Section 3 of this Agreement in connection with a Sale of the Company, and hereby authorizes each of them to represent and vote and take such other actions, if and only if the party (i) fails to vote and take such other actions within five business days after request by the Company, (ii) is prohibited from voting due to Sanctions or other applicable laws, or (iii) attempts to vote (whether by proxy, in person or by written consent) or take actions in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election or removal of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize each Proxyholder to execute and deliver any documentation required by this Agreement on behalf of any party failing to do so within five business days after request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction; provided that no party that is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended, shall have the right to enforce against any Stockholder any provisions of this Agreement that (a) requires a Stockholder to vote for or against any matter or (b) restricts or conditions the ability of a Stockholder to transfer its Shares. Each party to this Agreement agrees to use commercially reasonable efforts to cooperate in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" and Sanctioned Party Matters.

5.1 Additional Definitions. For purposes of this Agreement:

(a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act or any event which results in a director designee becoming a Sanctioned Party.

(d) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or, to such Person's knowledge, any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and

designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1.2, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction), or Qualified Direct Listing (as defined in the Restated Certificate); (b) the consummation of a Sale of the Company and, if applicable, distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, the Person acquiring such shares of Preferred Stock, as a condition to the issuance of such shares by the Company, shall become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. Each such Person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement. The Company shall amend Schedule A to include such purchaser as an Investor and Stockholder, but failure to update Schedule A shall not negate such Investor's rights and obligations pursuant to this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 7.1(a) above), following which such Person shall hold Shares constituting 1% or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then such Person, as a condition precedent to entering into such agreement or acquiring such shares shall become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and, if applicable, a Key Holder. Each such Person shall thereafter be deemed a Stockholder and, if applicable, a Key Holder for all purposes under this Agreement. If such Person is not a Key Holder, then the Company shall amend Schedule C to include such purchaser as Stockholder. Alternatively, if such Person is a Key Holder, the Company shall amend Schedule B to include such Person as a Key Holder. Notwithstanding anything herein to the contrary, failure to update Schedule B or Schedule C, as applicable, shall not negate such Stockholder's (and, if applicable, Key Holder's) rights and obligations pursuant to this Agreement. A Person who becomes party to this Agreement pursuant to this Section 7.1(b) shall solely be a "Stockholder", unless such Person being designated a "Key Holder" is approved by the Company in its sole discretion.

7.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a counterpart signature page in this Agreement, agreeing to be

bound by and subject to the terms of this Agreement in the same capacity as the transferor. Upon the execution and delivery of a counterpart signature page to this Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12. The Company shall amend the applicable Schedules to include such transferee as an Investor, Key Holder, and/or Stockholder, as applicable, but the Company's failure to update the Schedules to this Agreement shall not negate such Stockholder's rights and obligations pursuant to this Agreement.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties; provided, however, that the rights to designate members of the Board in Section 1.2(b) are nontransferable (and shall not be binding upon or inure to the benefit of successors and assigns) other than pursuant to an amendment effected in accordance with Section 7.8 below. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the Schedules to this Agreement, or (as to the Company) to the address set forth on the signature page hereto, or, in any case, to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Free Vector Law Group PC, 90 E. Fieldview Circle, Bozeman, MT 59715, Attn: Daren Nitz, daren@freevectoradvisors.com,

and if notice is given to any Investor, a copy (which copy shall not constitute notice) shall also be given to any "cc" address noted on Schedule A for such Investor.

(b) Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the DGCL, as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Stockholder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive.

(a) This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (i) the Company; (ii) the Qualified Key Holders holding a majority of the Shares then held by the Qualified Key Holders; and (iii) the Requisite Holders; provided that Shares held by a Sanctioned Party shall be disregarded for the purpose of calculating the percentages set forth in this section (including determination of Requisite Holders).

(b) Notwithstanding the foregoing:

(i) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(ii) the provisions of Section 1.2(b) and this Section 7.8(b)(ii) may not be amended, modified, terminated or waived without the written consent of GEO MedTech Venture Fund S.C.Sp for so long as GEO MedTech Venture Fund S.C.Sp continues to have rights pursuant to Section 1.2(b);

(iii) the provisions of Section 1.2(c) and this Section 7.8(b)(iii) may not be amended, modified, terminated or waived without the written consent of the holders of a majority of the shares of Common Stock;

(iv) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(v) the Schedules to this Agreement may be amended by the Company from time to time in accordance with Sections 7.1 and 7.2 without the consent of the other parties hereto; and

(vi) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

(c) The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party whose rights and/or obligations were affected by such

amendment, modification, termination, or waiver and that did not consent in writing to such amendment, modification, termination, or waiver; provided that the failure to provide such notice shall not invalidate any amendment, modification, termination, or waiver in accordance with this Section 7.8.

(d) Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver or received notice thereof.

(e) For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Certificate and other Transaction Agreements (as defined in the Purchase Agreement) and any Side Letters constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates, instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder

of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16 Dispute Resolution.

(a) The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any state court of Delaware having subject matter jurisdiction.

(c) WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17 Costs of Enforcement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

7.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

COMPANY: ENDOSOUND, INC.

By: ______________________________
Stephen Steinberg, CEO

KEY HOLDERS:

____
Stephen Steinberg

____
Jeannette Mladenovic

____
Scott Corbett

EXISTING INVESTORS:

____
Allan Reich

____
David Muse

Bright Stars LLC

By: ______________________________
Stuart Lemle, Managing Member

____
Deborah G. Adelman

____
Angela F. McCoy

____
Angela Muse

____
Bora Gumusutop

____
Charles M. Adelman

____
Edward H. McCoy III

____
Jonathan Wiese

____
Mollie Wiese

____
Jose M. Nieto

____
Justin Stenta

____
Blaire Cohn

____
Matthew D. Mcdonald

____
Michael Kochman

____
Lucia Zapata Griffith

____
Naveen Reddy

Ocean Fund, LLC

By: ____________________________
Jeffrey Hersh, Managing Member

____
Katherine Hurley

____
Josephine Fanelli

____
Jonathan Rodriguez

____
Justin Beigel

____
Kevin Josh Cohn

____
Marideth Sandler

____
Michael Hoefling

____
Michael Griffith

Morris A Sandler Irrevocable Trust, dated 10/26/25

By: ____________________________
Morris A Sandler, Trustee

____
Nicholas Zalecki

____
Patrick Hurley

____
Robert D. Fanelli

____
Scott Corbett

____
Sergey Kantsevoy

____
Shyam Varadarajulu

____
Stanley Chess

____
Stephen Steinberg

____
Jeanette Mladenovic

____
Tony Waltier

Yepuri Family Trust

By: ______________________________
Prema Yepuri, Trustee

GEO MedTech Venture Fund SCSp
By: GEO MedTech Ventures Sàrl, its General Partner

By: ______________________________

Its: ______________________________

SPV 002, A SERIES OF VARIA VENTURES MASTER, LLC
By: Varia Ventures Management Company (Global Fund), LLC, its Manager
By: Varia Ventures Management Company, LLC
By: Varia Ventures, LLC

By: ______________________________
Name: Scott E. Friedman
Title: Manager

ES Investors, LLC

By: ___________________________
Daniel A. Merlin, Managing Member

Ausrado Pty Ltd ATF Rocky Mountain High SMSF

By: ___________________________

Its: ___________________________

____
Allison Aldrich

____
Scott Aldrich Jr.

CJIO Pty Ltd ATF Haas Family Trust

____
Baoyan Shen

By: __________________________

Its: __________________________

Finalma International GmbH

____
Emeli Zhang

By: __________________________

Its: __________________________

____
Frank Canocica

____
Heidi Pratt

____
Russell Pratt

____
Paul Belcher

____
Savannah McCoy

____
Michael McCoy

Fund 001, a series of AGA-Varia Master, LLC
By: AGA-Varia Management Company, LLC, its Manager

By: ____________________________
Thomas Serena, Manager

By: ____________________________
Chris Bluhm, Manager

By: ____________________________
Scott Friedman, Manager

By: ____________________________
Andrea Vossler, Manager

The Entrust Group, Inc. FBO Armando Dacal
IRA 7230024110

By: __________________________

Its: __________________________

NEW INVESTORS – NOTE CONVERSIONS:

Endosound I, a Series of Wefunder SPV, LLC

By: ______________________________
Chris Oubre, Lead Investor

Fund I, a Series of Kingscrowd Capital, LP
By: Fund GP, LLC its General Partner
By: Belltower Fund Group, Ltd., Agent

By: ______________________________
Joshua Cowdin, Authorized Person

Steinberg Family Holdings, LLC

By: ______________________________
Stephen Steinberg, Managing Member

____
Scott Corbett

____
Charles M. Adelman

____
Deborah G. Adelman

Equity Trust Company Custodian FBO Robert D. Fanelli IRA

By: ______________________________

Its: ______________________________

____
Krishna K Goswami

Gastro Nomad LLC

By: ______________________________
Aymen Bukannan, President and CEO

____
Emeli Zhang

JOINDER AGREEMENT TO AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

The undersigned is executing and delivering this Joinder Agreement pursuant to the Fourth Amended and Restated Investors' Rights Agreement dated as of [EFFECTIVE DATE] (as the same may hereafter be amended, the "**Agreement**"), by and among EndoSound, Inc., a Delaware corporation (the "**Company**"), and the other parties named therein.

By executing and delivering to the Company this Joinder Agreement, the undersigned hereby (a) agrees that it is an "Investor" and "Holder", each as defined in the Agreement; (b) agrees that it is a party to the Agreement for all purposes; and (c) adopts the Agreement with the same force and effect as if the undersigned were originally a party thereto.

Accordingly, the undersigned has executed and delivered this Joinder Agreement, effective as of the date set forth below.

If you are an individual:

____
(Signature)

____
(Print Name)

If you are signing on behalf of an entity:

[ENTITY NAME]
Print Name of Entity

By Investor Signature
(Signature)

[INVESTOR NAME]
Print Name of Signatory

[INVESTOR TITLE]
Title of Signatory

[EFFECTIVE DATE]
Date

Accepted and agreed: **EndoSound, Inc.**

By: Founder Signature
[FOUNDER NAME]

JOINDER AGREEMENT TO
AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

The undersigned is executing and delivering this Joinder Agreement pursuant to the Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of [EFFECTIVE DATE] (as the same may hereafter be amended, the "**Agreement**"), by and among EndoSound, Inc., a Delaware corporation (the "**Company**"), and the other parties named therein.

By executing and delivering to the Company this Joinder Agreement, the undersigned hereby (a) agrees that it is an "Investor" as defined in the Agreement; (b) agrees that it is a party to the Agreement for all purposes; and (c) adopts the Agreement with the same force and effect as if the undersigned were originally a party thereto.

Accordingly, the undersigned has executed and delivered this Joinder Agreement, effective as of the date set forth below.

If you are an individual:

____
(Signature)

____
(Print Name)

If you are signing on behalf of an entity:

[ENTITY NAME]
Print Name of Entity

By *Investor Signature*
(Signature)

[INVESTOR NAME]
Print Name of Signatory

[INVESTOR TITLE]
Title of Signatory

[EFFECTIVE DATE]
Date

Accepted and agreed: **EndoSound, Inc.**

By: *Founder Signature*
[FOUNDER NAME]

JOINDER AGREEMENT TO
AMENDED AND RESTATED VOTING AGREEMENT

The undersigned is executing and delivering this Joinder Agreement pursuant to the Amended and Restated Voting Agreement dated as of [EFFECTIVE DATE] (as the same may hereafter be amended, the "**Agreement**"), by and among EndoSound, Inc., a Delaware corporation (the "**Company**"), and the other parties named therein.

By executing and delivering to the Company this Joinder Agreement, the undersigned hereby (a) agrees that it is an "Investor" as defined in the Agreement; (b) agrees that it is a party to the Agreement for all purposes; and (c) adopts the Agreement with the same force and effect as if the undersigned were originally a party thereto.

Accordingly, the undersigned has executed and delivered this Joinder Agreement, effective as of the date set forth below.

If you are an individual:

____
(Signature)

____
(Print Name)

If you are signing on behalf of an entity:

[ENTITY NAME]
Print Name of Entity

By Investor Signature
(Signature)

[INVESTOR NAME]
Print Name of Signatory

[INVESTOR TITLE]
Title of Signatory

[EFFECTIVE DATE]
Date

Accepted and agreed: **EndoSound, Inc.**

By: Founder Signature
[FOUNDER_NAME]